Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Kamoti Inc.
234 16th St 4th Floor
Jersey City, NJ 07310
https://kamoti.com/

Up to $1,234,997.60 in Voting Common Stock at $5.36
Minimum Target Amount: $14,997.28

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Kamoti Inc.
Address: 234 16th St 4th Floor, Jersey City, NJ 07310
State of Incorporation: DE
Date Incorporated: February 20, 2024

Terms:

Equity

Offering Minimum: $14,997.28 | 2,798 shares of Voting Common Stock
Offering Maximum: $1,234,997.60 | 230,410 shares of Voting Common Stock
Type of Security Offered: Voting Common Stock
Purchase Price of Security Offered: $5.36
Minimum Investment Amount (per investor): $348.40

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a previous investor or family member in Kamoti you are eligible for 3% additional bonus shares.

Early Bird Perks

Early Bird 1 - Invest $1000+ within the first two weeks and receive 3% bonus shares, a Kamoti towel and Kamoti Hat.

Early Bird 2 - Invest $5,000+ within the first two weeks and receive 5% bonus shares, Kamoti Beach Towel, Hat and Kamoti Party Kit.

Early Bird 3 - Invest $10,000+ within the first two weeks and receive 7% bonus shares, Kamoti Towel Kamoti Hat, Kamoti Party Kit, and Zoom or in-person meeting with founders over some shots! (Travel not included). We'll also adopt a Komodo dragon (WWF) in your name!

Early Bird 4 - Invest $25,000+ within the first two weeks and receive 10% bonus shares and a Towel, Hat and Kamoti Party Kit. You'll also be involved in our next flavor formulation! Zoom or in-person tasting session (airfare included).

Mid-Campaign Perks

Flash Perk 1 - Invest $5,000+ between April 3rd - April 10th and receive 5% bonus shares

Flash Perk 2 - Invest $5,000+ between May 3rd - May 10th and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $1000+ and receive a case of 50ML White Tea Shot (21+) plus a Kamoti Hat.

Tier 2 Perk — Invest $5,000+ and receive 3% bonus shares, a Kamoti Towel, and a Kamoti Party Kit (Bottle Opener, Shot Glasses, and Sunglasses).

Tier 3 Perk — Invest $10,000+ and receive 5% bonus shares, Custom Kamoti Yeti Bottle, Kamoti Beach Towel, and Kamoti Party Kit.

Tier 4 Perk — Invest $25,000+ and receive 7% bonus shares, a Kamoti Towel, Kamoti Hat, Kamoti Party Kit, and Zoom or in-person meeting with founders over some shots! (Travel not included). We'll also adopt a Komodo dragon (WWF) in your name!

Tier 5 Perk — Invest $50,000+ and receive 10% bonus shares, a case of 750ML Green or White Tea Shot (12 bottles) (21+) & Kamoti Party Kit. You'll also be involved in our next flavor formulation! Zoom or in-person tasting session (airfare included).

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Kamoti Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Voting Common Stock at $5.36 / share, you will receive 110 shares of Voting Common Stock, meaning you'll own 110 shares for $536. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Kamoti Inc. ("Kamoti" or the "Company") is a C-Corporation organized under the laws of the state of Delaware that delivers ready-to-serve, premium green and white tea shots to bars and retailers. These tea shots are low-ABV mixed shot made of whiskey, a hint of sour, lime, and peach.

Business Model

The Company's business model consists of green and white team shots focused on anyone who is done playing bartender, waiting for a drink, and peer pressure. Kamoti is a shot for those who want to "chill."

Our products are sold across 6 states at bars and retailers.

Corporate Structure

Kamoti Inc. was initially organized as Hoshi LLC, a New York limited liability company on 2/14/2019. On 2/20/2024, a new DE corporation was formed, Kamoti Inc. Hoshi LLC was merged with Kamoti Inc.

The Company's Intellectual Property ("IP")

The Company was granted three U.S. trademarks filed with the USPTO on June 28, 2022.

Competitors and Industry

Competitors

The Company's key competitor is Fireball Whiskey. It's estimated that Fireball Whiskey has sold 7 million cases.

Source: Estimate from The Beverage Information Group 2021 Liquor Handbook

Industry

The alcohol market as a whole is currently estimated at $297.2 billion. The Ready-To-Drink market is valued about at $18.2 billion and the low ABV market is at $12 billion.

Current Stage and Roadmap

Current Stage

Kamoti is in its growth and expansion stage. Revenue has increased year over year and we are excited to be raising the capital needed to further accelerate our growth. We have agreements in place to work with a premier brand house in the alcohol space, a global digital marketing company, as well as key executives with over 25 years of experience.

Future Roadmap & Launch Plan

Over the next few years, Kamoti will continue with its market expansion as well as flavor and format innovation. Kamoti plans to reach 16 total states over the next few years, utilizing the following launch plan:

1. Consumer - Kamoti needs to win over two main kinds of consumers within our target group: those who know and love Green Tea shots and those who might need some education but engage in shot culture. For lovers of Green Tea shots, we've seen from current experience that they are "low-hanging fruit" - once they try Kamoti, they call for it again. For those who need education, we've discovered the easiest way to convert them is through trialing. Luckily this approach checks both customer boxes at once. On-premise sampling as well as experiential integration into relevant local events is key. For this reason, our marketing will focus largely on hyper-localized areas in key geos that we know are ripe with our target audience. We know a mass approach won't work with our budget and brand exposure, so instead we focus on high-energy areas where shot culture is well-ingrained and bartenders are stressed out. For example, both University-adjacent markets and resort areas over-perform for us.

2. Trade - We believe if we win the bartenders, we win the market. We plan to invest a significant portion of our marketing spend to build sales teams and on-premise relationships. Within only minutes, the benefits of Kamoti can become clear to busy bartenders, and sell-through becomes much easier.

3. Brand - Lead with the brand whenever possible and wherever possible. If we integrate into local experiences and secure a window display off-premise or pop-up during a cultural event, it will always be in our unique way. With Hoshi, our mascot, center-stage, and a rich new brand world full of hammocks, palm trees, and chill vibes - we expect to always make a splash when we show up and never sacrifice our brand world. We anticipate this to extend into both digital and OOH advertising wherever possible in 2024, which can not only help build awareness but can also continue to strengthen our brand moat. Our market launch prioritization strategy would be to move from the East to the West in the next three years.

4. Marketing Tools We have revitalized our brand identity, packaging, and tonality to prepare for national growth. We have created a brighter and simplified brand world, leaned into our Komodo Dragon mascot, Hoshi, and implemented a design system that allows for the nimble creation of custom POS while also providing a suite of proven paper and permanent POS. In addition to our refreshed brand identity, Kamoti activates on a hyper-local level with sponsorships, sampling, and account partnerships. We have also retained a social media agency to help us take our digital content to the next level and deepen engagement.

Anticipated Challenges

1. Supply Chain Management:

• Managing a consistent and reliable supply chain for ingredients & packaging can be challenging. This includes securing quality sources, transportation logistics, and maintaining inventory levels to meet demand.

2. Distribution Challenges:

• Expanding to 16 states involves efficient distribution logistics. Building and managing relationships with distributors, ensuring timely deliveries, and dealing with state-specific distribution regulations can pose significant challenges.

3. Brand Recognition and Marketing:

• Establishing our brand and gaining recognition in our market requires effective marketing strategies. Building the brand identity, conducting marketing campaigns, and differentiating our product from competitors can be resource-intensive.

4. Competitive Landscape:

• The alcohol industry is highly competitive. We may face competition from established brands. We are creating a unique value proposition and effectively positioning our products to face these challenges.

5. Capital Requirements:

• The capital needed for production, marketing, distribution, and regulatory compliance can be substantial. Rapid expansion may strain working capital. Managing liquidity and ensuring sufficient funds are available to cover operational expenses during growth phases is critical.

6. Market Trends and Consumer Preferences:

• Staying attuned to evolving market trends and changing consumer preferences is crucial. We will need to adapt our products and strategies to meet shifting demands, which requires ongoing market research and agility.

7. Economic Factors:

• Economic downturns can impact consumer spending on discretionary items such as alcohol. We may need to navigate through economic uncertainties, including managing production costs and pricing strategies.

The Team

Officers and Directors

Name: Dylan Fusco

Dylan Fusco's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Founder, Board Member
  Dates of Service: February, 2019 - Present
  Responsibilities: Dylan leads the charge in raising funds for the company by painting a picture of the company's vision and executing the plan accordingly. He does not currently receive compensation; however, the Company expects he will begin taking a salary once the benchmarks of raising $500k and generating $50k/month in revenue are met. Dylan owns 52% of the company's equity. Dylan works a minimum of 50 hours per week for Kamoti.

Name: Michael Pugliese

Michael Pugliese's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President, Co-Founder, Principal Accounting Officer, Board Member
  Dates of Service: November, 2020 - Present
  Responsibilities: Michael handles all of the operational & financial aspects of the business. He does not currently receive compensation but plans to receive $36k a year. He owns about 20% of the company's equity.

Other business experience in the past three years:

- Employer: Airo Brands
  Title: VP Brand Management
  Dates of Service: March, 2016 - January, 2021
  Responsibilities: Michael coordinated all marketing initiatives & led the marketing team.

Name: Olivia Correale

Olivia Correale's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director of Sales
  Dates of Service: July, 2021 - Present
  Responsibilities: Olivia leads all Kamotí events and develops partnerships with key clients. She receives an annual compensation of $80,000.

Name: Anthony Kalich

Anthony Kalich's current primary role is with Kalich Consulting. Anthony Kalich currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Commercial Officer
  Dates of Service: October, 2022 - Present
  Responsibilities: Anthony is responsible for sales and driving revenue, business growth, and profitability. He oversees the implementation of sales and marketing commercial strategies and objectives. He receives an equity compensation of 21,102 options.

Other business experience in the past three years:

- Employer: Kalich Consulting
  Title: President
  Dates of Service: July, 2020 - Present
  Responsibilities: Anthony provides beverage clients with strategic advice and services in developing and executing commercial sales and marketing strategy, negotiating and facilitating national route-to-market partnerships, building sales capabilities, organizational design, and distributor management for emerging and existing brands while empowering and enabling teams and brands to realize their ambitions. Experienced in driving results for innovative and existing brands in the Beer, Wine, Spirits, RTD, and Cannabis segments.

Other business experience in the past three years:

- Employer: Infinium Spirits
  Title: Senior Vice President of Sales
  Dates of Service: June, 2021 - July, 2022
  Responsibilities: Anthony served as a strategic senior executive in a newly formed position driving the health and growth of sales within the family-owned spirits organization. Tasked with developing and leading the sales force including five direct reports, 60 sales professionals in U.S. sales. Key member of the executive leadership team driving the strategic direction, overseeing annual planning processes, and guiding the execution of the business.

Name: Douglas Brundage

Douglas Brundage's current primary role is with Kingsland. Douglas Brundage currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Douglas oversees all marketing initiatives and brand management. He spends 20 hours a week on Kamoti. He receives an equity compensation of 22,023 options.

Other business experience in the past three years:

- Employer: Kingsland
  Title: Founder and CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: Kingsland is a global Brand Studio with offices in Brooklyn, NY + Los Angeles, CA.

Name: Gary Kiena

Gary Kiena's current primary role is with LuckyDiem. Gary Kiena currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Partnerships
  Dates of Service: February, 2023 - Present
  Responsibilities: Gary is responsible for driving brand awareness, events, sponsorships, and new partnerships with national and local SMB brands. He receives an equity compensation of 22,026 options.

Other business experience in the past three years:

- Employer: LuckyDiem
  Title: Head of Sales
  Dates of Service: January, 2021 - Present
  Responsibilities: Gary is responsible for sales, partnerships, and revenue.

Other business experience in the past three years:

- Employer: FreshKicks NYC
  Title: Owner
  Dates of Service: April, 2018 - Present
  Responsibilities: Gary owns a sneaker cleaning store which a manager oversees the business operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Voting Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and

determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Voting Common Stock or other securities. In addition, if we need to raise more equity capital from the sale of Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Voting Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if

there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
HOSHI LLC was formed on 2/14/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HOSHI LLC has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark on Kamoti. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability

to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

There are a limited number of industry suppliers. We are dependent on a limited number of suppliers. Failure to obtain

satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace.
Failure to obtain or maintain long-term written agreements with our suppliers could jeopardize the availability of our products. The termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations.

We do not hold fifty states of licensing in the United States and remain dependent on others to provide licensing, state importing and wholesaling services for us. The loss of any of these services could significantly interrupt our U.S. sales and harm our reputation, our business and our results of operations.
In the United States, there is a three-tier distribution system for imported spirits: the imported brand is sold to a licensed importer; the producer sells the products to a wholesale distributor; and the distributor sells the imported brand to retail liquor stores, bars, restaurants and other outlets in the states in which it is licensed to sell alcohol. We cannot yet act as our own producer as we do not currently have any of the state licenses necessary to sell our products to the distributors and may depend on other companies to serve in this capacity for us, in addition to providing and supervising storage and transportation of our products to local wholesale distributors and provides several accounting and payment related services to us. The loss of such services or poor performance by our vendors, either nationally or at a state level, could significantly interrupt or decrease our U.S. sales and harm our reputation, our business and our results of operations.

We are substantially dependent upon our independent wholesale distributors. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations.
We are required by law to use state licensed distributors or, in certain states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the United States. We have established relationships for our brands with wholesale distributors in each state; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. In addition, there are several distributors that now control distribution for not just one state but several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to the desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.
In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

Adverse public opinion about alcohol could reduce demand for our products.
Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements, higher taxes and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Class action or other litigation relating to alcohol abuse or the misuse of alcohol could deplete our cash and divert our personnel resources and, if successful, significantly harm our business.
Our industry faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that federal, state or foreign governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. In addition, lawsuits have been brought in states alleging that beer and

spirits manufacturers have improperly targeted underage consumers in their advertising. The plaintiffs in these actions claim that the defendants' advertising "disproportionately" targeted underage consumers, by using youthful themes, humor and other subjects that are attractive to young persons. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, it is possible we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Regulatory decisions and changes in the legal, regulatory and tax environment in the jurisdictions in which we operate could limit our business activities or increase our operating costs and reduce our margins.
Our business is subject to extensive regulation regarding production, distribution, marketing, advertising and labeling of beverage alcohol products in all of the jurisdictions in which we operate. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell spirits. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits, or those of MHW on whom we are currently dependent to import and distribute our products in the United States. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. In addition, the distribution of beverage alcohol products is subject to extensive taxation both in the United States and internationally (and, in the United States, at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

We could face product liability or other related liabilities that increase our costs of operations and harm our reputation.
Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.
The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dylan Fusco	700,000	Voting Common Stock	60.29%
Michael Pugliese	274,000	Voting Common Stock	23.6%

The Company's Securities

The Company has authorized Convertible Note-22, Convertible Note-21, Convertible Note-19 and 20, Convertible Note-18, Convertible Note-17, Convertible Note-15 and 16, Convertible Note-14, Convertible Note-13, Voting Common Stock, and Nonvoting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 230,410 of Voting Common Stock.

Convertible Note-22

The security will convert into Voting common stock and the terms of the Convertible Note-22 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: August 08, 2023
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Equity Financing of more than $1M

Material Rights

There are no material rights associated with Convertible Note-22.

Convertible Note-21

The security will convert into Voting common stock and the terms of the Convertible Note-21 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: July 21, 2023
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-21.

Convertible Note-19 and 20

The security will convert into Voting common stock and the terms of the Convertible Note-19 and 20 are outlined below:

Amount outstanding: $75,000.00
Maturity Date: June 20, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-19 and 20.

Convertible Note-18

The security will convert into Voting common stock and the terms of the Convertible Note-18 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: June 09, 2022
Interest Rate: 4.0%

Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-18.

Convertible Note-17

The security will convert into Voting common stock and the terms of the Convertible Note-17 are outlined below:

Amount outstanding: $30,000.00
Maturity Date: May 23, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-17.

Convertible Note-15 and 16

The security will convert into Voting common stock and the terms of the Convertible Note-15 and 16 are outlined below:

Amount outstanding: $80,000.00
Maturity Date: April 01, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-15 and 16.

Convertible Note-14

The security will convert into Voting common stock and the terms of the Convertible Note-14 are outlined below:

Amount outstanding: $25,000.00
Maturity Date: February 24, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-14.

Convertible Note-13

The security will convert into Voting common stock and the terms of the Convertible Note-13 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 08, 2022
Interest Rate: 4.0%
Discount Rate: 10.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Equity Financing of more than $1M.

Material Rights

There are no material rights associated with Convertible Note-13.

Voting Common Stock

The amount of security authorized is 3,500,000 with a total of 1,160,991 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

PLEASE NOTE, by agreeing to invest in this offering, you are representing to and agreeing that there is no fact or circumstance that would impair (or be reasonably likely to impair) the Company's ability to maintain or obtain any Beverage Alcohol License from any Authority or (ii) reduce or otherwise limit (or is reasonably likely to reduce or otherwise limit) the privileges or scope of any Beverage Alcohol License of the Company. Please see Section 6(g)(i-iii) for the specific representation language.

PLEASE NOTE, by agreeing to invest in this offering, you are agreeing to join the company's Stockholders' Agreement as a "Stockholder." As noted in Section 7(f) of the Stockholders' Agreement, shares issued in this Reg CF offering (Voting Common Stock) shall not be bound by the restrictions on transfer restrictions set forth in Section 7(a), the Right of First Refusal set forth in Section 7(d) and the Tag-Along Rights set forth in Section 7(e).

Please see Exhibit A of the Subscription & Joinder Agreement or Exhibit F of the Offering Memorandum for the exact language of the Stockholders' Agreement as well as a detailed breakdown of the rights and obligations of Stockholders.

Please note the Company will not be reaching out to every stockholder following this Reg CF offering with a questionnaire per section 13(a) of the Stockholder Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along Rights

If at any time (i) the Board and (ii) the Stockholders who own greater than fifty percent (50%) of the total then-issued and outstanding shares of Stock, other than shares of Nonvoting Common Stock (with shares of Nonvoting Common Stock being disregarded for purposes of Section 9 of the Stockholders' Agreement) (each, a "Section 9 Seller"), propose a sale of all of their respective Securities of the Company, the Section 9 Sellers may, in their sole and exclusive discretion, require the participation of all of the other Stockholders in such sale, in the manner set forth in Section 9 of the Stockholders' Agreement.

Summary of Restrictions

Restriction on Transfer – General and Permitted Transfers (Section 7(a)-(b)): Any transfer, sale or encumbrance of stock is prohibited unless approved by the Board or such transfer is to a Permissible Transferee, which includes transfers to a family member, affiliate or an involuntary transfer (as defined in Section 8(a)).

Right of First Refusal (Section 7(d)): If a stockholder desires to transfer/sell any portion of their securities to a proposed transferee, then the Company will have a primary right of first refusal with respect to such sale/transfer. The Company's right of first refusal allows the Company to purchase the transferring stockholder's securities on the same terms offered to or by the transferring stockholder. If the Company elects not to exercise its right of first refusal, then the non-transferring stockholders (other than holders of nonvoting common stock) will have a secondary right of first refusal where such non-transferring stockholders will have the option to purchase some or all of the remaining securities on the same terms of the offered securities. After both the Company and non-transferring stockholders have had the opportunity to exercise their right of first refusal, then the transferring stockholder may proceed with their intended transfer to the proposed transferee.

Tag-Along Rights (Section 7(e)): In the event a stockholder desires to sell any portion of its securities (other than to a Permitted Transferee) amounting to more than ten percent (10%) of the then-issued and outstanding shares of the Company, the non-transferring stockholders (other than holders of nonvoting common stock) will also have the right to participate in such transfer/sale (i.e., tag-along) on a pro rata basis.

Drag-Along Rights (Section 9): If (i) the Board and (iii) the Stockholders who own a majority of the total issued and outstanding shares of the Company (other than nonvoting common stock) propose a sale of all of their respective securities of the Company, the Board and Stockholder may require all other stockholders to be compelled to participate in the sale.

Preemptive Rights (Section 12): Each stockholder (other than holders of nonvoting common stock) will have preemptive rights (i.e., the right to participate in future security issuances up to their pro-rata share).

There are certain issuances that are exempt from preemptive rights, which include:

Incentive equity issuances to employees, officers, directors, advisor, consultants, etc. (i.e., pursuant to the Company's stock option plan);

Shares issued or issuable pursuant to a transaction involving the Company and a strategic and/or institutional investor, which may include, without limitation, venture capital funds, private equity funds, industry players and other strategic or institutional investment vehicles;

Shares issued in connection with an acquisition by the Company of another entity or substantially all of the equity/assets of such entity;

Shares issued or issuable to equipment lessors, banks, or similar institutional credit financing sources;

Shares issued or issuable to the public pursuant to an IPO; or

Shares issued or issuable to any stockholder in connection with a recapitalization and the like.

Information Rights (Section 15): Each stockholder (disregarding nonvoting common stock) holding at least five percent (5%) of the issued and outstanding shares of the Company may request in writing that the Board provide them with (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements; provided, however, that the stockholder is not determined to be a competitor or otherwise lacks a proper purpose.

Amendments and Waivers (Section 22(b)): Any amendment to the Stockholders' Agreement or waiver of any term thereof will require the consent of (i) the Board and (ii) the stockholders holding a majority of the total issued and outstanding shares of the Company (other than nonvoting common stock).

Nonvoting Common Stock

The amount of security authorized is 500,000 with a total of 239,174 outstanding.

Voting Rights

There are no voting rights associated with Nonvoting Common Stock.

Material Rights

The total amount outstanding includes 112,000 of shares to be issued pursant to stock options, reserved but unissued.

Holders of Non-Voting Common Stock are also bound to the terms of the Company's Stockholders' Agreement, which include provisions pertaining to Transfer Restriction, a Right of First Refusal, and Tag Along Rights, as well as others. Please see Exhibit A of the Subscription & Joinder Agreement or Exhibit F of the Offering Memorandum for the exact language of the Stockholders' Agreement as well as a detailed breakdown of the rights and obligations of Stockholders.

What it means to be a minority holder

As a minority holder of Voting Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: September 17, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: December 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: February 24, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: July 21, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $35,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: December 23, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: August 08, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $90,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: July 26, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll

Date: September 28, 2021
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $70,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: August 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $35,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: September 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $35,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: September 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: September 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: June 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: June 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $40,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: April 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: September 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: January 04, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: June 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note

Final amount sold: $40,000.00
Use of proceeds: Inventory, Marketing, Payroll
Date: September 12, 2021
Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: May 23, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $50,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: February 08, 2022
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $40,000.00
  Use of proceeds: Inventory, Marketing, Payroll
  Date: April 01, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $472,125, about a 34.39% increase compared to fiscal year 2022 revenue of $351,309. This was primarily due our expansion into new markets.

Cost of Revenue

Cost of sales in 2023 was $296,112, an increase of approximately 42.30%, from costs of $208,105 in fiscal year 2022. This increase was predominately due to the fact that our revenue increased.

Operating Expenses

The Company's expenses consist of, among other things, advertising and marketing, general and administrative, and payroll expenses.

Total operating expenses in 2023 were $576,054 compared to $488,636 in 2022. This increase of roughly $87,000 was primarily driven by the fact that we began to have payroll expenses (of approximately $75,000) in 2023.

Historical results and cash flows:

The Company is currently revenue-generating.

We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect revenue to continue to grow. We anticipate being present in double the amount of markets we are currently in.

Past cash was primarily generated through sales. Our goal is to increase revenue, expand market share, increase distribution, and reach profitability by end of 2026.

Challenges the company expects to face in order to meet the above goals:

1. Supply Chain Management: Managing a consistent and reliable supply chain for ingredients & packaging can be challenging. This includes securing quality sources, transportation logistics, and maintaining inventory levels to meet demand.

2. Distribution Challenges: Expanding to 16 states involves efficient distribution logistics. Building and managing relationships with distributors, ensuring timely deliveries, and dealing with state-specific distribution regulations can pose significant challenges.

3. Brand Recognition and Marketing: Establishing our brand and gaining recognition in our market requires effective marketing strategies. Building the brand identity, conducting marketing campaigns, and differentiating our product from competitors can be resource-intensive.

4. Competitive Landscape: The alcohol industry is highly competitive. We may face competition from established brands. We are creating a unique value proposition and effectively positioning our products to face these challenges.

5. Capital Requirements: The capital needed for production, marketing, distribution, and regulatory compliance can be substantial. Rapid expansion may strain working capital. Managing liquidity and ensuring sufficient funds are available to cover operational expenses during growth phases is critical.

6. Market Trends and Consumer Preferences: Staying attuned to evolving market trends and changing consumer preferences is crucial. We will need to adapt our products and strategies to meet shifting demands, which requires ongoing market research and agility.

7. Economic Factors: Economic downturns can impact consumer spending on discretionary items such as alcohol. We may need to navigate through economic uncertainties, including managing production costs and pricing strategies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2024, the Company has capital resources available in the form of $120,000 cash on hand, $40,000 line of credit with Chase, and $50,000 line of credit with Dime.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations, however it is critical to our growth and expansion.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 81.63% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9 months. This is based on a current monthly burn rate of $33,000 for expenses related to advertising and marketing, administrative costs, and payroll.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate until the end of 2025. This is based on an anticipated average monthly burn rate of $22,000 for expenses related to advertising and marketing, administrative costs, and payroll. We expect an increase in payroll and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital in the form an equity financing round. We would also like to expand our current lines of credit with Chase Bank & Dime Bank.

Indebtedness

- Creditor: Stephen Hemmes
  Amount Owed: $27,068.49
  Interest Rate: 4.0%
  Maturity Date: December 13, 2023

- Creditor: Robert Abolt
  Amount Owed: $37,857.53
  Interest Rate: 4.0%
  Maturity Date: December 23, 2023

- Creditor: Christopher Lettera
  Amount Owed: $32,409.86
  Interest Rate: 4.0%
  Maturity Date: January 04, 2024

- Creditor: Annemarie Ruta
  Amount Owed: $53,824.66
  Interest Rate: 4.0%
  Maturity Date: February 08, 2024

- Creditor: Sean Connelly
  Amount Owed: $26,868.49
  Interest Rate: 4.0%
  Maturity Date: February 24, 2024

- Creditor: Andrew Muscat
  Amount Owed: $42,831.78
  Interest Rate: 4.0%
  Maturity Date: April 01, 2024

- Creditor: David Zaremba
  Amount Owed: $42,831.78
  Interest Rate: 4.0%
  Maturity Date: April 01, 2024

- Creditor: Anthony & Emily Devincenzo
  Amount Owed: $31,952.88
  Interest Rate: 4.0%
  Maturity Date: May 23, 2024

- Creditor: Fisher Capital Investments
  Amount Owed: $53,161.64
  Interest Rate: 4.0%
  Maturity Date: June 09, 2024

- Creditor: Carolyn Ruta
  Amount Owed: $53,101.37
  Interest Rate: 4.0%
  Maturity Date: June 20, 2024

- Creditor: Giuseppe Merlo
  Amount Owed: $26,550.68
  Interest Rate: 4.0%
  Maturity Date: June 20, 2024

- Creditor: Robert Brancazio
  Amount Owed: $25,465.75
  Interest Rate: 4.0%
  Maturity Date: July 21, 2025

- Creditor: Richard Salava JR
  Amount Owed: $25,416.44
  Interest Rate: 4.0%
  Maturity Date: August 08, 2025

- Creditor: Father of the Co-Founder of the Company
  Amount Owed: $300,000.00
  Interest Rate: 12.0%
  Maturity Date: April 19, 2025
  On April 19, 2023, the Company entered into a secured promissory note for $300,000 with an interest rate of 12% per annum and monthly interest payments of $3000 per month. The note matures on April 19, 2025. The balance of this note is $300,000 as of December 31, 2023. This is a related party transaction.

- Creditor: Chase Bank
  Amount Owed: $38,428.31
  Interest Rate: 13.85%
  The Company entered into this line of credit in September 2023. The maximum credit limit is $40,000. The interest rate is 13.85% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 11th day of each month. The principal balance outstanding as of December 31, 2023 was $38,428.31.

- Creditor: Dime Bank
  Amount Owed: $48,531.00
  Interest Rate: 12.5%
  The Company entered into this line of credit in March 2023. The maximum credit limit is $50,000. The interest rate is 12.50% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 21st day of each month. The principal balance outstanding as of December 31, 2023 was $48,531.

- Creditor: Hoshi LLC
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

Related Party Transactions

- Name of Entity: Hoshi LLC
  Names of 20% owners: Dylan Fusco and Michael Pugliese
  Relationship to Company: Hoshi LLC will be merged with Kamoti Inc.
  Nature / amount of interest in the transaction: Hoshi LLC will be merged with Kamoti Inc.
  Material Terms: The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

- Name of Entity: Father of the Co-Founder of the Company
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: The individual is the father of the Co-Founder of the Company, classified as immediate family member by ASC 850.
  Material Terms: During the year ended December 31, 2023, the Company had outstanding notes payable in the amount of $300,000 came from one of the shareholders of the company. The note bears an interest rate of 12% per annum and matures on April 19, 2025.

Valuation

Pre-Money Valuation: $7,504,884.40

Valuation Details:

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY

AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has two classes of securities authorized and outstanding: Voting Common Stock and Nonvoting Common Stock; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $360,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

We have determined our valuation of $7.5 million using precedent transaction analysis. This standard approach to valuation is based on applying actual revenue multiples from comparable completed M&A transactions to the Company's revenue.

Revenue History

The company achieved $472K in revenue in 2023 operating in 3 markets. The majority of revenue was driven by NJ, where Kamoti was launched in 2021 and case sales to accounts increased 25% in 2023. Kamoti also launched in two new markets, MI and DE, which represented 27% of 2023 revenue.

Revenue Forecast

The forecast for this year completed in collaboration with distributors in each of the markets totals $1.1 million. NJ at $500K represents 46% of the total based on an aligned 44% case sales growth rate driven by both expanded distribution and new flavor innovation. MI and DE are expected to drive 24% of the total in their second year. In addition, Kamoti has secured agreements with distributor partners in 4 new markets. Product has already been shipped with launch events planned for TN, CT and RI between January and February as well as a summer launch for MA.

The company expects over the next three years to exceed $10MM in revenue through expansion of distribution in existing and new markets, addition of new flavors, and growth in rate of sale through investment in consumer and commercial marketing programs.

Past Completed Acquisitions

Looking at past completed acquisitions, valuations for growing spirit brands went well above 10x sales. Diageo acquired 21Seeds at 10x revenue, Aviation Gin at 30.5x. Similarly, Bacardi acquired Angels Envy at 11x revenue. Heaven Hill acquired Deep Eddy at 7.3x revenue.

We would like to closely analyze 21Seeds, a manufacturer of fruit-infused tequila founded in 2019. The company was founded by three women entrepreneurs and has less than 25 employees. In March 2022, it was acquired by Diageo for $123M. 21Seeds has reported $9.2M in revenue, which yields more than a 13x revenue multiple.

In comparison, Kamoti was founded in 2019, launched in market 2021 , and also has less than 25 employees. In 2023, we saw $470k in revenue. We expect to see $1.09M in revenue for 2024. Our $7.5M valuation yields a 6.9x revenue multiple.

Conclusion

The proposed valuation of $7.5 million represents 6.9x the current year's forecasted revenue which is well below the average of past transactions. In particular, it is below that of 21Seeds, which we believe to be a comparable company.

Use of Proceeds

If we raise the Target Offering Amount of $14,997.28 we plan to use these proceeds as follows:

- StartEngine Platform Fees

5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,997.60, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Operating Expenses
  58.0%
  We plan to spend 58% of the funds towards operating expenses that include: salaries for additional sales representatives, salaries for any other full time employees, inventory, due subscriptions, postage insurance, and other general operating costs.

- Marketing
  35.0%
  We plan to use 35% of the funds on marketing. This includes price promotion, distributor incentives, and consumer marketing.

- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://kamoti.com/ (www.kamoti.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kamoti

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Kamoti Inc.

[See attached]

Kamoti Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to February 20, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Kamoti, Inc. Management.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to February 20, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Predecessor Entity:
Kamoti Inc. was incorporated on February 20, 2024 in Delaware. Kamoti Inc. will serve as a holding company for its predecessor Hoshi LLC. Kamoti Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042 | On behalf of RNB Capital LLC | Sunrise, FL
October 13, 2023
February 22, 2024

KAMOTI, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	February 20, 2024
ASSETS	
Cash and Cash Equivalents	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Due to Hoshi LLC	10,000
Total Current Liabilities	10,000
TOTAL LIABILITIES	10,000
EQUITY	
Common Stock	-
Preferred Stock	-
Additional Paid in Capital	-
Accumulated Deficit	(10,000)
Total Equity	(10,000)
TOTAL LIABILITIES AND EQUITY	-

KAMOTI, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	February 20, 2024
Revenue	-
Cost of Goods sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	10,000
Total Operating Expenses	10,000
Operating Income (loss)	(10,000)
Other	-
Total Other Income	-
Other	-
Total Other Expense	-
Net Income (loss)	(10,000)

KAMOTI, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	February 20, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(10,000)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to Hoshi LLC	10,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	10,000
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

KAMOTI, INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

Statement of Changes in Shareholder Equity						
	Common Stock					
	Voting	Non-Voting				
	# of Shares Amount		$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Inception	-		-	-	-	-
Issuance of Common Stock	1,160,991	127,174	-	-	-	-
Additional Paid in Capital	-	-	-	-	-	-
Net Income (Loss)	-	-		-	(10,000)	(10,000)
February 20, 2023	1,160,991	127,174	-	-	(10,000)	(10,000)

Kamoti, Inc.
Notes to the Unaudited Financial Statements
Inception - February 20, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Kamoti Inc. ("the Company") was formed in Delaware on February 20, 2024. The Company plans to earn revenue by selling our alcoholic beverages to wholesale distributors throughout the USA. The Company's headquarters is in Delaware. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

General and Administrative

General and administrative expenses consist of formation and filing costs, including legal fees.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's general and administrative expenses of $10,000 were paid by its subsidiary, Hoshi LLC.

Hoshi LLC will be merged with Kamoti Inc.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 4,000,000 shares of common stock with a par value of $0.0001 per share.

Voting: 3,500,000 authorized shares classified as Voting Common Stock ("Voting Common Stock") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The holders of the Voting Common Stock are entitled to one (1) vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

Nonvoting: 500,000 shares of authorized Common Stock of the Corporation are designated as Nonvoting Common Stock ("Nonvoting Common Stock").

As of February 20, 2024, 1,160,991 and 127,174 voting and non-voting shares were issued and outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

Hoshi LLC under the trade name “Kamoti”
(the “Company”)
a New York Limited Liability Company

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Hoshi LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern:
As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement.

Emphasis of Matter Regarding a Successor Entity:
Kamoti Inc. was incorporated on February 20, 2024 in Delaware. Kamoti Inc. will serve as a holding company for its predecessor Hoshi LLC. Kamoti Inc. will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042 | On behalf of RNB Capital LLC | Sunrise, FL
October 13, 2023
February 22, 2024

HOSHI LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	136,290	44,212
Accounts Receivable	81,104	4,817
Due from MHW		889
Inventory	230,607	254,512
Total Current Assets	448,001	304,430
Other Non-Current Assets	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	448,001	304,430
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	3,525	300
Credit Card - American Express	14,865	738
Credit Card - Chase - DF	5,763	-
Credit Card - Chase - MP	18,749	-
Current Portion of Convertible Note Payable	400,000	-
Current Portion of Loan Payable - SBA	5,689	-
Line of Credit - Chase Bank	38,428	-
Line of Credit - Dime Bank	48,531	-
Total Current Liabilities	535,550	1,038
Non-Current Liabilities:		
Long Term Portion of Loan Payable - SBA	98,911	-
Long Term Portion of Convertible Note Payable	50,000	765,000
Convertible Note Payable Accrued Interest	29,341	-
Shareholder Note Payable	300,000	-
Total Non-Current Liabilities	478,252	765,000
TOTAL LIABILITIES	1,013,802	766,038
EQUITY		

	As of December 31,	
	2023	**2022**
Contributed Capital	403,984	-
DF - Owner's Investment	61,880	61,880
MP - Owner's Investment	57,500	57,500
Retained Earnings	(580,988)	(232,076)
Net loss	(508,178)	(348,912)
Total Equity	(565,802)	(461,608)
TOTAL LIABILITIES AND EQUITY	448,001	304,430

HOSHI LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Sales	472,125	351,309
Cost of Goods Sold	(296,112)	(208,105)
Gross Profit	***176,013***	***143,204***
Operating Expenses:		
Advertising and Marketing	248,123	286,183
General and Administrative	257,623	202,453
Payroll Expenses	75,309	-
Depreciation	-	-
Amortization	-	-
Total Operating Expenses	***576,054***	***488,636***
Operating loss	**(400,041)**	**(345,432)**
Other Income/expenses:		
Other Income	-	-
Total Other Income	-	-
Other Expense:		
Interest Expense	98,287	-
Charitable Contributions	-	3,480
SBA Loan Fees	4,825	-
Other	25	-
Total Other Expense	***103,137***	***3,480***
Earnings Before Income Taxes	(508,178)	(348,912)
Provision for Income Tax Expense/(Benefit)	-	-
Net loss	**(508,178)**	**(348,912)**

HOSHI LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(508,178)	(348,912)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	-
Amortization	-	-
Accounts Receivable (A/R)	(76,287)	(2,417)
Due from MHW	889	(394)
Inventory	23,906	(100,405)
Inventory Deposits	-	17,639
Accounts Payable (A/P)	3,225	(10,096)
American Express Credit Card	14,127	738
Chase Credit Card - DF	5,763	-
Chase Credit Card - MP	18,749	-
Kamoti Credit Card 8015	-	(3,126)
Other	-	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,629)	(98,061)
Net Cash provided by (used in) Operating Activities	(517,807)	(446,973)
INVESTING ACTIVITIES		
Other	-	-
Net Cash provided by (used by) Investing Activities	-	-
FINANCING ACTIVITIES		
Issuance of Common Stock/Member contributions	-	-
Line of Credit-Chase	38,428	-
Line of Credit-Dime Bank	48,531	-
Loan Payable-SBA	104,600	-
Convertible Note Payable	(315,000)	418,058
Convertible Note Payable Accrued Interest	29,341	-
Shareholder Notes Payable	300,000	-

	Year Ended December 31,	
Contributed Capital	403,984	-
DF - Owner's Investment	-	25,000
Net Cash provided by (used in) Financing Activities	609,885	443,058
Cash at the beginning of period	44,212	48,127
Net Cash increase (decrease) for period	92,078	(3,915)
Cash at end of period	136,290	44,212

HOSHI LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member Capital					
	DF - Owner's Investment	MP - Owner's Investment	Contributed Capital	Accumulated Adjustments	Retained Earnings	Total Member Equity
Beginning Balance at 1/1/2022	36,880	57,500	-	-	(232,076)	(137,696)
Investment	25,000					25,000
Net Income (Loss)					(348,912)	(348,912)
Ending Balance 12/31/2022	**61,880**	**57,500**	-	-	**(580,988)**	**(461,608)**
Notes converted to equity			403,984	-	-	403,984
Net Income (Loss)			-	-	(508,178)	(508,178)
Prior Period Adjustment						-
Ending Balance 12/31/2023	**61,880**	**57,500**	**403,984**	-	**(1,089,166)**	**(565,802)**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Hoshi LLC, ("the Company") was formed in New York on February 14th, 2019. The Company plans to earn revenue by selling our alcoholic beverages to wholesale distributors throughout the USA. The Company's headquarters is in New York, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has commenced principal operations and realized losses every year since inception and may continue to generate losses. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

Considering these factors, there is substantial doubt about the company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $44,212 and $136,290 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

A/R Aging Summary as of December 31, 2023						
Customer	**Current**	**1 - 30**	**31 - 60**	**61 - 90**	**91 and over**	**Total**
Laird & Co:						
Benchmark Beverage c/o Laird & Co	4,948.20	-	-	-	-	4,948.20
Gallo Wine Sales of NJ c/o Laird & Co	9,661.50	-	-	-	-	9,661.50
Lipman Brothers, LLC c/o Laird & Co	28,142.40	-	-	-	-	28,142.40
Northeast Beverage Corp c/o Lair Co	22,133.72	-	-	-	-	22,133.72
Rhode Island Distributing c/o Laird & Co	10,610.88	-	-	-	-	10,610.88
Universal Beverage Importers c/o Laird & Co	2,206.96	3,400.00	-	-	-	5,606.96
Total Laird & Co	**77,703.66**	**3,400.00**	**-**	**-**	**-**	**81,103.66**
TOTAL	**77,703.66**	**3,400.00**	**-**	**-**	**-**	**81,103.66**

Inventory

Inventory consisted primarily of finished goods. Inventory is stated at the lower of cost or net realizable value utilizing the weighted average method. Inventory at December 31, 2022 and December 31, 2023 consisted of the following: finished goods $254,512 and $230,607, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products to wholesalers. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Sales Per Product		
Product	**2023**	**2022**
Total for Kamoti Green Tea Shot 12 Case - 750ML	283,405.80	225,429.09
Total for Kamoti Green Tea Shot 60 Case - 50ML	78,278.25	25,200.00
Total for Kamoti White Tea Shot 12 Case - 750ML	81,488.90	75,480.00
Total for Kamoti White Tea Shot 60 Case - 50ML	28,952.25	25,200.00
Total Sales	**472,125.20**	**351,309.09**

Cost of Goods Sold		
Product	**2023**	**2022**
Kamoti Green Tea Shot 12 Case - 750ML	73,450.67	61,952.01
Kamoti Green Tea Shot 60 Case - 50ML	59,170.98	12,878.09
Kamoti White Tea Shot 12 Case - 750ML	21,241.96	22,037.24
Kamoti White Tea Shot 60 Case - 50ML	22,685.40	12,928.79
Unallocated direct cost	23,478.51	12,323.72
Blue Label Packaging	416.73	-
Contract manufacturing 796 cases GT 750ML	4,133.33	-
Total Direct costs	**204,577.58**	**122,119.85**
Other direct costs:		
Clearing Fees	9,838.50	-
Delivery Charges	-	3,278.00
Distributor Fees	21,015.78	41,963.81
Federal Excise Taxes	46,939.55	28,934.27
Handling & Delivery	-	1999.1
Inventory Adjustments	12683.85	8979.23
Warehouse Storage	1056.68	830.73
Total other direct costs	**91,534.36**	**85,985.14**
Total Cost of Goods Sold	**296,111.94**	**208,104.99**

<u>Concentration of revenue</u>

Concentration of sales consisted of the following: one customer accounted for 93.28% of 2022 Sales, and one customer accounted for 58.35% of 2023 Sales, respectively at year end.

Advertising and Marketing

This account is associated with advertising and marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

This account consists of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development and other miscellaneous expenses.

Payroll Expense

Payroll Expense consists of payroll and related expenses for employees.

Income Taxes

Due to loss, no provision for income tax is recognized on the Statement of Operations for December 31, 2022 and December 31, 2023 respectively.

Interest Expense

This account consists of costs incurred by the company for the borrowed funds.

Interest Expense sourced from:	**Amount**
Convertible Notes	63,325.65
Line of Credits	1,904.63
Loan	5,064.72
Shareholder Note - Related Party	24,500.00
American Express Credit Card	3,487.73
Chase Credit Card - MP	705.51
Adjustment	-701.25
Total	**98,286.99**

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023, the Company had outstanding notes payable in the amount of $300,000 came from the father of the Co-Founder of the Company, classified as immediate family member by ASC 850. He is one of the shareholders of the company. The note bears an interest rate of 12% per annum and matures on April 19, 2025.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The pricing on the 50ml products offered to the Michigan Distributor is very low. It is a controlled state so the taxes are very high, which would mean that the profit margins have to be very tight to be competitive with the pricing.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 4% per annum. Accrued interest shall be payable in cash at the time the Company pays the principal amount of this convertible note, however, if the principal amount of this note is converted to equity then the accrued interest shall also follow.

The amounts are to be repaid after a 2-year period unless the note is converted into equity. The notes are convertible into percentage in ownership of the Company.

Schedule of the Convertible Notes as of December 31, 2023

Lender	Principal Amount	Issue date	Maturity date	Accrued Interest
Stephen Hemmes	25,000.00	12/13/2021	12/13/2023	2,068.49
Robert Abolt	35,000.00	12/23/2021	12/23/2023	2,857.53
Christopher Lettera	30,000.00	01/04/2022	01/04/2024	2,409.86
Annemarie Ruta	50,000.00	02/08/2022	02/08/2024	3,824.66
Sean Connelly	25,000.00	02/24/2022	02/24/2024	1,868.49
Andrew Muscat	40,000.00	04/01/2022	04/01/2024	2,831.78

Lender	Principal Amount	Issue date	Maturity date	Accrued Interest
David Zaremba	40,000.00	04/01/2022	04/01/2024	2,831.78
Anthony & Emily Devincenzo	30,000.00	05/23/2022	05/23/2024	1,952.88
Fisher Capital Investments	50,000.00	06/09/2022	06/09/2024	3,161.64
Carolyn Ruta	50,000.00	06/20/2022	06/20/2024	3,101.37
Giuseppe Merlo	25,000.00	06/20/2022	06/20/2024	1,550.68
Total Current portion	**400,000.00**			
Robert Brancazio	25,000.00	07/21/2023	07/21/2025	465.75
Richard Salava JR	25,000.00	08/08/2023	08/08/2025	416.44
Total Long term portion	**50,000.00**			
Total	**450,000.00**			**29,341.35**

Shareholder Note Payable - Related Party

On April 19, 2023, the Company entered into a secured promissory note for $300,000 with an interest rate of 12% per annum and monthly interest payments of $3000 per month. The note matures on April 19, 2025. The balance of this note is $300,000 as of December 31, 2023. This is a related party transaction, see Note 3.

Loan Payable-SBA

On December 6, 2023, the Company entered into a loan agreement for $104,600 with an interest rate of 12% per annum and monthly payments of $1,515.86 for 120 months which covers the principal and interest. The monthly payments are due on the 5th day of the succeeding month. The first payment will be on January 5, 2024. As of December 31, 2023, this loan consisted: $5,689.22 current portion and $98,910.78 long term portion of the loan, respectively.

SBA loan Principal Maturity for 5 Years Subsequent to 2023

Year	Amount
2024	5,690
2025	6,428
2026	7,264
2027	8,204
2028	9,268
Thereafter	67,746
Total	**104,600**

Line of Credit - Chase Bank

The Company entered into this line of credit in September 2023. The maximum credit limit is $40,000. The interest rate is 13.85% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 11th day of each month. The principal balance outstanding as of December 31, 2023 was $38,428.31.

Line of Credit - Dime Bank

The Company entered into this line of credit in March 2023. The maximum credit limit is $50,000. The interest rate is 12.50% per year and minimum monthly payments, which are determined by the balance outstanding, are due the 21st day of each month. The principal balance outstanding as of December 31, 2023 was $48,531.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

Contributed Capital

This account consists of the convertible notes that were converted to equity on October 31, 2023.

Owner's Equity

This account contains the individual contributions made by Dylan Fusco and Michael Pugliese, the founders of the Company.

Ownership percentage of the company as of December 31, 2023

Member Name	Units Outstanding	Percentage
Dylan Fusco	700,000	55.60%
Michael Pugliese	274,000	21.76%
Kingsley Properties LLC	40,000	3.18%
Steve Hemmes	1,000	0.08%
Jaqueline Mreczko	3,500	0.28%
Eric Turkus	2,500	0.20%
Matthew Lydon	1,000	0.08%
Olivia Correale	1,000	0.08%
Annmarie Ruta	1,000	0.08%

Member Name	Units Outstanding	Percentage
Anna Geller	5,000	0.40%
Anthony Kalich	21,102	1.68%
Kingsland Commercial Arts SPV	44,046	3.50%
RGY Equities	62,198	4.94%
Mike Pugliese	28,879	2.29%
James Leavy	6,174	0.49%
Carl Monteleone Jr.	9,879	0.78%
John Gorga	8,644	0.69%
Christopher Puch	6,174	0.49%
WNTB Inc.	6,171	0.49%
Nicholas J. Siggia	6,164	0.49%
Joseph Gorga	8,644	0.69%
MIH 81 ENTERPRISES LLC	22,026	1.75%
Grand total	**1,259,101**	**100.00%**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 22, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF KAMOTI

A shot for everyone

Kamoti delivers ready-to-serve, premium green and white tea shots to bars and retailers in 6 states. We've sold over 10,000 cases, are a popular choice in bars, and have raised $850K to share this experience with our customers and partners.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


KAMOTI
A SHOT FOR EVERYONE

$0 Raised

OVERVIEW   ABOUT   TERMS   DISCUSSION   INVESTING FAQS

REASONS TO INVEST

- Led by a team of serial entrepreneurs (20+ years CPG & 70+ years bev/alc experience), we believe Kamoti has a track record of success, having previously raised $850K, and is ready to scale.
- We're early-movers at the intersection of RTD cocktails & low-ABV drinks, a combined $30B+ market. Green tea shots, accounting for 7.4% of all round sales*, are already top-sellers, and based on our research, we believe Kamoti offers the first premium, ready-to-drink option.*
- With $472K in 2023 sales and products in major retailers like Total Wine, Buy Rite, and Costco, case depletions are up 100% from 2023 to 2024, and we've secured distribution agreements with companies like Gallo Wine Sales, Breakthru Beverage, and more.

Get Equity
$5.36 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$348.40	$7.5M

By agreeing to invest in this offering, you are also agreeing to sign onto the Company's Stockholders' Agreement as a Stockholder. Please see Exhibit F of the Offering Memorandum to the Company's Form C as well as Exhibit A of the Subscription & Joinder Agreement for the specific language of the Stockholders' Agreement.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Source | *Source | *Source

THE PITCH

It's Not Just A Shot. It's A Vibe.

Kamoti offers a shot for everyone. As one of the first premium bottled green tea shot, we're redefining what it means to "chill." No more playing bartender. No more long waits. No more "Shots!" peer pressure. We believe Kamoti is the first shot that grants you license to wind down with uninterrupted fun, chill vibes, and happy people on both sides of the bar. All you need to say is "Kamoti, please."


KAMOTI
Green Tea Shot
grēn/tē/SHät
noun
1. A delicious, refreshing, low-ABV mixed shot made of whiskey, a hint of sour, lime, & peach.
2. Kamoti: a first-of-its-kind premium bottled shot that's naturally sweetened and gluten-free.

Our taste and experience stand out from the crowd, leaving lasting memories and making you the friend with the "good stuff." Whether you're poolside, at a tailgate, or kicking back at home, Kamoti brings the fun vibes without the rush.

ROUND BUYING BEHAVIOR

% OF DRINK SALES			
BRAND	ROUNDS	TOTALS	INDEX
TITO'S VODKA	7.9%	7.9%	1.00x
GREEN TEA SHOT	**7.4%**	**2.0%**	**3.74x**
CASAMIGOS BLANCO	5.0%	2.7%	1.85x
WELL TEQUILA	4.5%	2.5%	1.78x
WELL VODKA	4.2%	4.0%	1.05x
JAMESON IRISH WHISKEY	3.6%	2.9%	1.27x
BUD LIGHT	2.9%	2.7%	1.07x
ESPOLON BLANCO TEQUILA	2.7%	1.5%	1.81x
HOUSE MARGARITA	2.5%	3.1%	0.79x
CASAMIGOS REPOSADO	2.3%	1.5%	1.53x

This data was collected from Union, a POS & mobile ordering system specifically designed for the needs of the highest volume bars and restaurants. This allows Union to capture the consumption data with an unprecedented level of precision, from thousands of venues serving millions of guests per month across 34 states.

WHAT MAKES US DIFFERENT

An Alternative to Shot Culture

Frustrated by the wait for the perfect green tea shot, our founders took matters into their own hands. They crafted Kamoti, a high-quality, low-ABV (alcohol by volume), gluten-free, ready-to-pour green tea shot that they and their friends enjoyed both in and out of the bar, ensuring a chill experience for all.


KAMOTI
KAMOTI
WHY TRADITIONAL GREEN TEA SHOTS NEED A SHAKE UP
FLAVOR FRENZY (OR FIZZLE)
The taste can be a gamble, ranging from bland to brutally bitter. No two shots seem to agree!
INGREDIENTS USED
Ingredients vary from bar to bar and oftentimes are low quality and filled with High Fructose Corn Syrup. 20 calories less than a traditional green tea shot per 1.5oz shot.
BARTENDER BLUES
Green tea shots are a time-drain for busy bartenders as they require juggling multiple ingredients under pressure.
ABV ANTICS
Lower ABV options are trendy, but many green tea shots often pack a punch. They can also be very weak with little to no alcohol at all
KAMOTI®

Our naturally sweetened, gluten-free, 0 High Fructose Corn Syrup recipe hits the sweet spot for sober-curious consumers searching for a smooth, delicious shot they can feel good about. Plus, our low-ABV appeals to a wider audience, making the shot experience more inclusive and appealing for those seeking an alternative to shot culture.


ALL CHILL, NO CHASER
Putting the fun back into shots with a line of easy-to-drink, easy-to-pour premium bottled shots, whether you're at home or at the bar.
READY TO POUR SHOTS
FEAR NOT, TAKE A SHOT
KAMOTI
READY TO POUR
GREEN TEA SHOT

Our mission is to put the fun back into shots with a line of easy-to-drink, easy-to-pour premium bottled shots, whether you're at home or at the bar.

THE MARKET & OUR TRACTION

Early Movers In A $30B Market*

*Source | Source | Source



PIONEERING A NEW SHOT CATEGORY
$297.2B
Alcohol Market Value
$18.2B
Ready-To-Drink Market
CONSCIOUS DRINKERS ON THE RISE
Lower ABV ($12B) and lower sugar hit the mark for health-conscious drinkers.
PIONEERING A NEW FLAVOR CATEGORY
Expanding markets, innovating flavors, and building on a proven track record

Our commitment to innovation and trendsetting is reflected in our product line. Green Tea Shots, representing 7.4% of round sales and topping the list of requested shots, surpasses the sales of iconic brands, like Fireball Whiskey (Source). Our founders love and saw the potential in the rising popularity of tea shots and set out on a course to hit the $2.2 billion RTD (ready-to-drink) cocktail market, the #1 growing spirits category, growing at 35.8% annually (Source). With Kamoti, you don't need three or four other ingredients to make an excellent green tea shot - just one pour and you're done!

Kamoti is also proud to be harnessing the power of AI, utilizing cutting-edge tools like Chat GPT, Claude Ai, Kexy, and others, and implementing this tech across marketing, operations, and sales. This technology empowers us to operate with remarkable efficiency and innovation, allowing us to stay lean and dynamic.


WHY MAKES KAMOTI THE SHOT-CALLER
$472K
2023 Revenue
(YoY Growth)
5.2K
Cases sold to accounts
in 2023 (Up over 100%
from 2022)
20.3 CS
(CASES SOLD)
Rate of sale for our primary SKU
in the on-premise
$820K
Raised (F&F
convertible notes)
KEY CHAIN ACCOUNTS
Total Wine & MORE
BUY RITE
WINE & LIQUOR
COSTCO WHOLESALE
ShopRite
OUR DISTRIBUTORS
BREAKTHRU
MANCINI BEVERAGE
EST. 1959
BENCHMARK BEVERAGE COMPANY
Gallo Wine SALES OF NJ Inc.
Lipman

As early movers at the intersection of two booming trends: ready-to-drink cocktails and green tea's explosive popularity, we believe Kamoti is ready to shake up the shot game. We're already on shelves at giants like Total Wine, ShopRite, and Costco in New Jersey, Michigan, and Delaware, and we're aiming to expand further into Tennessee, Rhode Island, and Connecticut, with plans for more markets in the future.


OUR TRACTION
OVER 10K
Cases sold since inception
OVER 100%
Depletions since last year
(23' 5,234.29 compared to 2,599.17 in 22')
51%
REORDER RATE
R12 NJ Accounts
OVER 2K
Accounts have purchased Kamoti
Inked Agreements for
3 ADDITIONAL MARKETS IN 2024 WITH TOP DISTRIBUTORS
BIG BAR ACCOUNTS
BIG CHILL
surf cantina
BAR ANTICIPATION
JENKS

We're a shot company for the next generation of drinkers, catering to those who are drinking consciously and mindfully. With the alcohol market booming ($297.2 billion) and low-ABV ($12 billion) and RTD ($18.2 billion) trending in the alcohol space, Kamoti plans to expand on our line of current green and white team shots and pioneer a category of other shots flavored this way.

Source | Source | Source


KAMOTI
OUR KEY MILESTONES
Launched 750ML Green Tea
MARCH 2021
Partnered with NJ based Laird & Co
MAY 2021
Secured Gallo Wine Sales of NJ as our distributor.
JUNE 2021
Released 50ML Green Tea Shot + White Tea Shot
MARCH 2022
Expanded to Michigan
FEBRUARY 2023
Expanded to Delaware
APRIL 2023
Anticipated Expansion to Tennessee, Rhode Island & Connecticut
MARCH 2024
KAMOTI
KAMOTI

WHY INVEST

Join Kamoti: All Chill, No Chaser


HERE'S WHAT MAKES
KAMOTI IRRESISTIBLE
Early movers advantage
Explosive trends
Delicious & healthy
Unforgettable experience
KAMOTI
KAMOTI
READY
TO POUR

With our products already on shelves at major retailers, we feel we've proven our concept and are ready to scale. Our expansion goals include strategic market expansion to more states, exciting flavor innovations, and continued format exploration.




DITCH THE SUGARY SYRUPS AND FORGET THE PEER PRESSURE
Join Kamoti and bring the "all chill, no chaser" spirit to more people.

Join Kamoti and help us expand our flavor offerings, reach new markets, and bring the "all chill, no chaser" vibe to more people.

Invest in Kamoti.

ABOUT

HEADQUARTERS
234 16th St 4th Floor
Jersey City, NJ 07310

WEBSITE
View Site

Kamoti delivers ready-to-serve, premium green and white tea shots to bars and retailers in 6 states. We've sold over 10,000 cases, are a popular choice in bars, and have raised $850K to share this experience with our customers and partners.

TEAM



Dylan Fusco
Chief Executive Officer, Founder, Board Member

Dylan's entrepreneurial path began when he was 19 years old, and he went on to launch two successful businesses that were the first of their kind in their respective industries. Kamoti's quick growth and early success upon its 2021 launch can be traced back to Dylan's own experiences, which he had with the company in mind. Dylan’s vision for the future of Kamoti has allowed him to make key strategic decisions that are driving the success of the business.



Michael Pugliese
President, Co-Founder, Principal Accounting Officer, Board Member

With experience spanning over a decade in consumer packaged goods, Mike is well-versed in the processes involved in building a successful, well-recognized brand. It was in the cannabis industry that he made his first professional relationships. Mike's experience in CPG and vice product sectors is a huge asset to Kamotí.



Anthony Kalich
Chief Commercial Officer

Tony is a bev/alc executive with more than twenty-five years of extensive experience developing and driving world-class sales and growth strategies. He has a proven track record of success overseeing all sales operations and functions, growing revenue, and building an engaging culture to move the organization forward. Over his career with Infinium Spirits, Deutsch Family Wine & Spirits, and Diageo, Tony's experiences ranged from General Management, Route to Market Strategy, Sales Capabilities, Brand Marketing, Operations, National Accounts, and Senior Sales Roles. Tony contributes at least 20 hours per week to building Kamoti's go-to-market strategy.



Douglas Brundage
Chief Marketing Officer

With over a decade of experience building and marketing spirits brands, including clients like DIAGEO, LVMH, Pernod, Campari, Proximo, William Grant & Sons and more, Douglas brings a unique brand-led perspective to Kamoti's marketing engine, primarily focusing on brand salience, creative campaigns and on-trade activation. Doug contributes at least 20 hours per work to building the Kamoti brand & strategy.



Gary Kiena
VP of Partnerships

Gary, aka Bodi, is an award-winning sales leader with 15+ years of experience in sales and management, specializing in GTM strategy for startups. He's also known for his successful career in the food and spirits industry, having co-owned and operated popular bars in NYC, D.C., and Pittsburgh. He's passionate about cooking, creating cocktails, beach vibes, and his new found love for Komodo Dragons. Gary contributes at least 20 hours per work to developing hospitality partnerships.



Olivia Correale
Director of Sales

After Olivia completed her studies with a degree in business and marketing, she worked in financial software where she gained valuable knowledge in sales. She then began as a brand ambassador at Kamotí, moved into a sales associate job, and is currently the director of sales. Since Kamoíi's start, she has been an integral part of the company. She is also in charge of all Kamotí events and developed partnerships with key clients to boost revenue.



Anna Geller
Advisor

Anna has more than 14 years of beverage experience with major soft drink brands like Pepsico and Deutsch Family Wine and Spirits, and large spirits importers in strategy, M&A and operating roles. Anna has supported the launch and accelerated growth phase of numerous beverage brands which include household names within both industries and as well as over 200+ line extensions and package innovations for some of the biggest beverage alcohol companies in the world. Prior to entering the beverage industry, Anna was an investment banking and private equity professional.



John Vagueiro
Partner Digital Marketing

John A Vagueiro is the CEO & Founder of Adapting Social, a seasoned Startup Investor, Real Estate Investor, and the Host of Breaking Barriers Podcast (top 5% podcast in the Business Category). His passion lies in empowering entrepreneurs, startups, corporations, and sales professionals to scale revenue while simplifying growth opportunities.

At 17, John launched his first venture, "AS," amidst a family financial hardship, discovering his passion for marketing and entrepreneurship while aiding others. Today, Adapting Social serves over 2,500 clients across 20 countries worldwide. John takes pride in collaborating with his exceptional team of Artists, Innovators, Problem Solvers, and Good Humans at Adapting Social and the organizations he has invested in. John contributes at least 20 hours per work developing and executing on Kamoti's digital marketing strategy.

TERMS

Kamoti

Overview

PRICE PER SHARE
$5.36

VALUATION
$7.5M

DEADLINE
Jun. 11, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$348.40

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,997.60

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
2,798

SHARES OFFERED
Voting Common Stock

MAX NUMBER OF SHARES OFFERED
230,410

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Loyalty Bonus

As you are a previous investor or family member in Kamoti you are eligible for 3% additional bonus shares.

Early Bird Perks

Early Bird 1 - Invest $1000+ within the first two weeks and receive 3% bonus shares, a Kamoti towel and Kamoti Hat.

Early Bird 2 - Invest $5,000+ within the first two weeks and receive 5% bonus shares, Kamoti Beach Towel, Hat and Kamoti Party Kit.

Early Bird 3 - Invest $10,000+ within the first two weeks and receive 7% bonus shares, Kamoti Towel Kamoti Hat, Kamoti Party Kit, and Zoom or in-person meeting with founders over some shots! (Travel not included). We'll also adopt a Komodo dragon (WWF) in your name!

Early Bird 4 - Invest $25,000+ within the first two weeks and receive 10% bonus shares and a Towel, Hat and Kamoti Party Kit. You'll also be involved in our next flavor formulation! Zoom or in-person tasting session (airfare included).

Mid-Campaign Perks

Flash Perk 1 - Invest $5,000+ between April 3rd - April 10th and receive 5% bonus shares

Flash Perk 2 - Invest $5,000+ between May 3rd - May 10th and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $1000+ and receive a case of 50ML White Tea Shot (21+) plus a Kamoti Hat.

Tier 2 Perk — Invest $5,000+ and receive 3% bonus shares, a Kamoti Towel, and a Kamoti Party Kit (Bottle Opener, Shot Glasses, and Sunglasses).

Tier 3 Perk — Invest $10,000+ and receive 5% bonus shares, Custom Kamoti Yeti Bottle, Kamoti Beach Towel, and Kamoti Party Kit.

Tier 4 Perk — Invest $25,000+ and receive 7% bonus shares, a Kamoti Towel, Kamoti Hat, Kamoti Party Kit, and Zoom or in-person meeting with founders over some shots! (Travel not included). We'll also adopt a Komodo dragon (WWF) in your name!

Tier 5 Perk — Invest $50,000+ and receive 10% bonus shares, a case of 750ML Green or White Tea Shot (12 bottles) (21+) & Kamoti Party Kit. You'll also be involved in our next flavor formulation! Zoom or in-person tasting session (airfare included).

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Kamoti Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Voting Common Stock at $5.36 / share, you will receive 110 shares of Voting Common Stock, meaning you'll own 110 shares for $536. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

ALL UPDATES

Show More Updates

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Kamoti.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Remember the early 2000s? We were jamming out on our iPods, texting on our Motorola Razrs, and watching The Matrix on repeat. What a time to be alive.

It's believed, that's also when 4 simple ingredients were mixed together for the first time: Whiskey. Peach schnapps. Sour mix. And lemon-lime soda. Just like that, the "Green Tea Shot" slid across the bar and into cocktail history.

Fast-forward 20 years and green tea shots are one of the most ordered mixed shots across America, if not the most ordered. But they're time-consuming to make on the spot. And when bars do pre-batch them, they're often using the cheapest ingredients to save money. Either way, they're sacrificing time and inventory for an inconsistent product.

We thought it was crazy a better way didn't exist yet. So we decided to make it ourselves. We believe Kamoti is the first premium green tea shot delivering delicious flavor in a ready-to-pour bottle. Customers can get the consistent, refreshing, lower alcohol experience they crave anytime, anywhere, while bars save time and money.

Which brings us to the opportunity which—let's be real—is why you're here.

Kamoti sits at the intersection of two exploding markets: the ready-to-drink market projected to reach $40B by 2027. And the low alcohol beverage market that's estimated to soar from $22B in 2021 to $68B in 2030. That's a 14% CAGR, nearly 3x the growth rate of vodka.

Combined, these markets reflect a shift in the way younger crowds are drinking. They're reaching for low alcohol and ready-to-drink options, allowing for a more measured pace of drinking throughout the night.

Kamoti is riding that wave to be more than just the go-to brand for green tea shots. We're on a much bigger mission to pioneer a new product category—low-proof shots with killer flavor you actually enjoy. Our tagline says it all: "All Chill, No Chaser."

But don't let those chill vibes fool you—we've been on a tear since 2021 to make our vision a reality. So far, we've secured top distributors to bring Kamoti to retailers in New Jersey, Delaware, Michigan. And we just launched in Connecticut, Rhode Island, and Tennessee, including the boozy promised land of Nashville. That's on top of being on the shelves of national retailers like Costco and Total Wine, and at major venues like the Golden Nugget and Ocean Casino Resort. Not to mention high value bars throughout our current markets.

By investing, you'll help extend our first-mover advantage even further. We aim to onboard pivotal talent and powerhouse distributors in America's top markets. Leading the charge in the low-ABV movement sweeping the country.

So this is your shot—invest in Kamoti today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "KAMOTI INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF FEBRUARY, A.D. 2024, AT 3:20 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3132929 8100
SR# 20240589313

Authentication: 202849732
Date: 02-21-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:20 PM 02/20/2024
FILED 03:20 PM 02/20/2024
SR 20240589313 - File Number 3132929

CERTIFICATE OF INCORPORATION

OF

KAMOTI INC.

This Certificate of Incorporation of Kamoti Inc. (the "**Corporation**") has been duly adopted by the Corporation in accordance with Section 103 of the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

FIRST: The name of this corporation is Kamoti Inc.

SECOND: The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, 1209 Orange Street in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 4,000,000 shares of Common Stock, par value US$0.0001 per share ("**Common Stock**"). 3,500,000 shares of authorized Common Stock of the Corporation are hereby designated as Voting Common Stock ("**Voting Common Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations; and 500,000 shares of authorized Common Stock of the Corporation are hereby designated as Nonvoting Common Stock ("**Nonvoting Common Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. The holders of the Voting Common Stock are entitled to one (1) vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. Subject to compliance with the voting and approval rights set forth herein, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporations Law. Unless otherwise required by law, the holders of Nonvoting Common Stock shall not be entitled to vote on any matters.

FIFTH: In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

EIGHTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law.

Any repeal or modification of the foregoing provisions of this Article Eighth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

NINTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Ninth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by the incorporator of this corporation on this 20th day of February, 2024.

DocuSigned by:

By: dylan fusco
C7289BAAEC4F431...

Dylan Fusco, Incorporator

Address: 234 16th Street, 4th Floor
Jersey City, NJ 07310

KAMOTI INC.

STOCKHOLDERS' AGREEMENT

THIS STOCKHOLDERS' AGREEMENT (this "Agreement"), dated as of February __, 2024 (the "Effective Date"), is made by and among KAMOTI INC., a Delaware corporation (the "Company"), the holders of the Company's Common Stock (as hereinafter defined) and each other holder of the Company's capital stock that becomes a party to this Agreement at any time after the Effective Date (collectively, the "Stockholders"; each, a "Stockholder"). Capitalized terms used in the body of this Agreement and not defined in the body of this Agreement shall have the meanings given to them in **Appendix I** attached hereto.

RECITALS

WHEREAS, Hoshi LLC, a New York limited liability company (the "New York LLC"), was originally formed pursuant to the New York Limited Liability Company Law upon the filing of the Articles of Organization of the New York LLC on February 14, 2019 (the "LLC Articles") with the Department of State of the State of New York;

WHEREAS, the members of the New York LLC (each, a "Member") previously entered into that certain Limited Liability Company Agreement of the New York LLC (the "Initial Operating Agreement"), that certain Amended and Restated Operating Agreement of the New York LLC, dated as of November 11, 2020 (the "A&R Operating Agreement"), and that certain Second Amended and Restated Operating Agreement of the New York LLC, dated as of August 13, 2021 (the "Second A&R Operating Agreement"; together with the Initial Operating Agreement and the A&R Operating Agreement, the "Operating Agreement");

WHEREAS, concurrently with the execution of this Agreement, the New York LLC is being converted into the Company (the "Conversion") by filing with the Office of the Secretary of State of the State of Delaware and the Department of State of the State of New York, as applicable, (a) the Certificates of Merger of the New York LLC into the Company (the "Certificates of Merger"), each dated on or about the date hereof;

WHEREAS, in connection with, and as part of, the Conversion:

(a) all 1,160,991 Common Units (as such term is defined in the Operating Agreement) held by the existing members of the New York LLC are being converted into 1,160,991 shares of Voting Common Stock;

(b) all 127,124 Incentive Units (as such term is defined in the Operating Agreement) held by the existing members of the New York LLC are being retired and exchanged for a combination of (A) shares of restricted Nonvoting Common Stock and (B) options to purchase shares of Nonvoting Common Stock, in an aggregate amount equal to 127,124; and

WHEREAS, the rights and privileges applicable to the Stock shall be as set forth in the Certificate of Incorporation, subject further to the terms of this Agreement and the Bylaws of the Company (the "Bylaws"); and

WHEREAS, this Agreement, collectively with the Certificate of Conversion, the Certificate of Incorporation and the Bylaws, shall (i) set forth the rights, privileges and restrictions applicable to the Stock, (ii) provide for the appointment and removal of the Directors, as more fully set forth in Section 2 of this Agreement, and (iii) completely amend, restate, replace and extinguish all governing documents previously applicable to the New York LLC, including, without limitation, the LLC Articles and the Operating Agreement.

NOW THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Stockholders, intending to be legally bound, hereby agree as follows:

AGREEMENT

Section 1. **Recitals; Certain Definitions**. The above recitals are the basis upon which this transaction is being pursued and are hereby incorporated into this Agreement. For purposes of this Agreement, capitalized terms used herein but not defined herein shall have the meanings set forth in **Appendix I** attached hereto.

Section 2. **Board of Directors**.

(a) General. Each Stockholder shall exercise its rights as a holder of Stock to cause the Board to be constituted and to conduct its proceedings in accordance with this Section 2.

(b) Number of Directors. The Board shall be initially comprised of two (2) Directors. The Board may, from time to time, upon the vote or written consent of a majority of the then-current Directors, elect to increase or decrease the number of Directors comprising the Board; provided that, for the avoidance of doubt, the Board must always consist of at least one (1) Director. Each Director shall be entitled to one (1) vote on all matters brought before the Board for vote.

(c) Board Composition. Except as otherwise provided for in this Agreement, (i) the Company shall take all necessary and desirable actions within its control, including, without limitation, calling Stockholders' and Directors' meetings, and (ii) each Stockholder shall vote, or cause to be voted, to the extent of the voting rights attributable thereto, the Stock owned by such Stockholder or over which such Stockholder has voting control at any Stockholders' meeting or execute proxies, consents or other documents or agreements, from time to time and at all times, in whatever manner as shall be necessary in order to act in person and/or by written consent with respect to such Stock, and take all other actions necessary or desirable in order to cause the Board to consist of individuals appointed and removed as follows:

(i) For so long as the Founder (or his Permitted Transferee(s)) continues to own any Stock, he shall be entitled to appoint and remove one (1) Director, who shall initially be the Founder; and

(ii) For so long as Michael Pugliese (or his Permitted Transferee(s)) continues to own any Stock, he shall be entitled to appoint and remove one (1) Director, who shall initially be Michael Pugliese.

(d) Quorum. A quorum of the Board will consist of a majority of the Directors; provided that so long as the Board is only comprised of two (2) Directors, a quorum of the Board will consist of all of the Directors.

(e) Director Compensation. Directors may be compensated for services to the Company in their capacities as Directors, as determined by the Board from time to time. In addition, Directors shall be reimbursed for out-of-pocket expenses reasonably incurred in connection with providing services to the Company, including, but not limited to, reasonable travel expenses, provided that any such Director provides the Company with reasonably competent evidence of his or her entitlement to the same.

(f) No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a Director for any act or omission by such designated person in such person's capacity as a Director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

Section 3. **Bylaws; Certificate of Incorporation**. Each Stockholder hereby agrees (a) that in the event of any conflict or inconsistency between the terms and provisions set forth in this Agreement, on the one hand, and the terms and provisions of the Bylaws or the Certificate of Incorporation, on the other hand, the terms and provisions of this Agreement shall govern to the fullest extent permitted by law, and (b) to vote to amend the Bylaws or the Certificate of Incorporation (as applicable) if necessary to remove any such conflict or inconsistency, in each case, to the extent permitted by law.

Section 4. **Company Decision-Making**.

(a) Powers of the Board. Except as otherwise specified in this Agreement or as may be required by applicable law, the Board will have full power to direct the activities of the Company, and the Stockholders will have no power (in their capacities as such) with respect to the same.

(b) Board and Stockholder Voting Generally. Except as otherwise specified in this Agreement or as may be required by applicable law, (i) all decisions at the Stockholders' meetings shall be made by simple majority vote and (ii) all decisions at Board meetings shall be made by the affirmative vote of a majority of the Directors, regardless of whether such vote is taken at a meeting of the Stockholders or Board (as applicable) duly called, by the written consent of the Stockholders or Directors (as applicable) or via telephone conference, in any case, in accordance with this Agreement; provided, however, that for so long as the Board consists of two (2) Directors, all decisions at Board meetings shall be made by the affirmative vote or written consent of both Directors. Each share of Voting Common Stock shall be entitled to one (1) vote on all matters upon which the Stockholders have the right to vote under this Agreement. Except as expressly provided in this Agreement, or as may be required by law, the Nonvoting Common Stock generally shall have no voting, approval, or consent rights and shall not be considered voting securities.

(c) Removal. A Director may be removed at any time by the affirmative vote or written consent of the Stockholder or Stockholders then entitled to appoint such Director in accordance with Section 2(c) and may not be removed except by such vote. Each Director shall remain in office until such Director's death, resignation or removal. In the event of death, resignation or removal of a Director, the vacancy created thereby shall be filled by the same Stockholders then authorized under the provisions of Section 2(c) to appoint such Director. Notwithstanding the foregoing, in the event of the death of any Stockholder who is a natural person and is entitled to appoint and remove a Director, such appointment and removal right shall pass to such Stockholder's lawful heir(s) or assign(s), for so long as such heir(s) or assign(s) continue to own Stock.

(d) Director's Standard of Care.

(i) Each Director shall perform its duties in good faith, in a manner he or she reasonably believes to be in the best interests of the Company and with such care as an ordinarily prudent person in a similar position would use under similar circumstances. Notwithstanding the foregoing, a Director, in discharging its duties hereunder, shall consider the effects of any action or inaction on:

(A) the Stockholders of the Company;

(B) the employees and work force of the Company, its subsidiaries, and its suppliers;

(C) the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

(D) community and societal factors, including, without limitation, those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;

(E) the local and global environment;

(F) the short-term and long-term interests of the Company, including, without limitation, benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(G) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(ii) In discharging his or her duties, and in determining what is in the best interests of the Company and its members, each Director shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the Stockholders, as a dominant or controlling interest or factor. Each Director shall not be personally liable for monetary damages for: (i) any action or inaction in the course of performing the duties of a Director under this Section 4(d) if the Director was not interested with respect to the action or inaction; or (ii) the failure of the Company to create a material positive impact on society and the environment, taken as a whole.

(iii) A Director does not have a duty to any person other than a Stockholder in its capacity as a Stockholder with respect to the purpose of the Company or the obligations set forth in this Section 4(d), and nothing in this Section 4(d), express or implied, is intended to create or shall create or grant any right in or for any person other than a Stockholder or any cause of action by or for any person other than a Stockholder or the Company.

(iv) Notwithstanding anything set forth herein, a Director is entitled to rely on the provisions regarding "best interests" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a Director's duty of care, even in the context of a sale of all or substantially all of the assets and/or equity of the Company or a sale of equity that results in a change in control of the Company where, as a result of weighing the interests set forth in subsections 4(d)(i)(A)-(G) above, a Director determines to accept an offer, between two competing offers, with a lower purchase price for such asset or equity (as applicable).

(v) A Director who makes a business judgment in good faith fulfills the duty under this section if the Director: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company.

(vi) Each Director shall not be liable to the Company or any Stockholder for any loss or damage sustained by the Company or any Stockholder, unless the loss or damage shall have been the result of gross negligence, bad faith or involve intentional misconduct or knowing violation of law by such Director. Without limiting the generality of the preceding sentence, each Director does not in any way guaranty the return to a Stockholder or a profit for the Stockholders from the operations of the Company.

(vii) In discharging its duties, each Director shall be fully protected in relying in good faith upon the records required to be maintained under Section 15 and upon such information, opinions, reports or statements by any Person as to matters the Director reasonably believe are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which dividends to Stockholders might properly be paid.

(viii) The Company shall indemnify and hold harmless any Person serving or previously served as a Director against any loss, damage or expense (including reasonable attorneys' fees) incurred by such Person as a result of any act performed or omitted on behalf of the Company or in furtherance of the Company's interests without, however, relieving such Person of liability for failure to perform his duties in accordance with the standards set forth herein or for fraud, embezzlement or acts of gross negligence. The satisfaction of any indemnification and any holding harmless shall be from and limited to the Company's property and the other Stockholders shall not have any personal liability on account thereof. The Company shall upon request advance or promptly reimburse to any Person serving or who previously served as a Representative and in such capacity entitled to indemnification under this Section 4(d) all expenses, including attorneys' fees and disbursements, reasonably incurred by such Person in defending any action or proceeding in advance of the final disposition thereof upon receipt of an undertaking by such Person to repay such amount if, and only to the extent, such person is ultimately found not to be entitled to indemnification.

(ix) Each Director shall devote such time and attention to the business of the Company as it shall determine, in the exercise of its reasonable judgment, to be necessary for the conduct of the Company's business in light of its duties hereunder.

Section 5. Management.

(a) Appointment of Officers. The Chief Executive Officer of the Company shall initially be the Founder. The Secretary and President of the Company shall initially be Michael Pugliese. The Board may appoint additional Officers (or remove or replace the foregoing Officers) from time to time in accordance with the terms of this Agreement and the other Organizational Documents, which appointments, for the avoidance of doubt, shall not require any amendment to this Agreement.

(b) Removal of Officers. The Board may remove any Officer of the Company in accordance with the terms of this Agreement, the other Organizational Documents and, if applicable, any other agreement entered into by and between the Company and such Officer related to such Officer's employment with the Company.

(c) Management; Day-to-Day Control. The business affairs and property of the Company will be managed on a day-to-day basis by the Officers of the Company. The Officers shall report and be responsible to the Board for the activities and operations of the Company.

Section 6. Indemnification of Directors, Officers, Employees and Certain Agents. The Company shall defend, indemnify and hold harmless any Officer, Director, employee or agent, in each case, as set forth in the Certificate of Incorporation, the Bylaws and, if applicable, one or more indemnification agreements executed by and between the Company and any Officer, Director, employee or agent, as the case may be. Notwithstanding anything to the contrary, nothing contained in this Section 6 shall be deemed to limit or otherwise abridge any rights or obligations to which the Company or an Officer may be subject pursuant to the terms of any employment, management or other similar agreement

Section 7. Restrictions on Transfer.

(a) General. Except as set forth in this Agreement, no Stockholder may transfer, sell, assign, option, pledge, hypothecate or otherwise directly, indirectly, by operation of law or otherwise (including, without limitation, by merger or sale of equity in any direct or indirect holding company), dispose of or encumber (each of the foregoing, a "Transfer") any Securities without the prior approval of the Board, which approval may be (i) granted at a special meeting of the Board (and recorded in the minutes of such special meeting), (ii) set forth in a written consent of the Board, (iii) demonstrated by the affixation of the Board's signatures to a Transfer document or (iv) memorialized in such other written manner deemed acceptable to the Board.

(b) Certain Permitted Transfers.

(i) Notwithstanding the terms of Section 7(a) above, Securities may at all times be Transferred by all Stockholders to (A) a Family Member or pursuant to a Family or Estate-Planning Transfer, (B) an Affiliate, or (C) an Involuntary Transferee in accordance with Section 8(a) (each, a "Permitted Transfer", each such transferee, a "Permitted Transferee"); provided that, in each case, such Transfer is not a Prohibited Transfer and is made in compliance with Section 7(b)(ii) and Section 7(c). To the extent that any Securities are transferred by a Stockholder pursuant to this Section 7(b)(i), such Securities, and the Permitted Transferees of such Securities shall remain subject to the restrictions on such Stockholder and on such Stockholder's Securities as set forth in this Agreement as if such Transfer had not occurred.

(ii) Each of the Stockholders shall have the right to Transfer the Securities owned by such Stockholder if:

(A) the Board has consented to the Transfer in accordance with Section 7(a), which consent may be arbitrarily withheld (except with respect to any Permitted Transfer, in which case no consent shall be required); and

(B) any such Transfer is not (1) a Prohibited Transfer, or (2) to a competitor of the Company, as determined by the Board in its sole discretion, or an Affiliate of a competitor of the Company, and, in each case, is made in full compliance with Section 7(c) and, if applicable, Section 7(d) and Section 7(e).

(c) Conditions to and Consequences of Permitted Transfers. As a condition precedent to any Transfer of Securities, the intended transferee shall, prior to the Transfer of such Securities, (i) agree in writing to be bound by the terms of this Agreement and otherwise complete and execute any other documents reasonably requested by the Company, (ii) if such transferee is a natural person and a resident of a state with a community or marital property system, cause such transferee's spouse to execute a spousal waiver in the form of **Exhibit A** attached hereto, and (iii) deliver such signature page and spousal waiver, if applicable, to the Company at its address specified in Section 19. In addition, the transferee shall deliver to the Company, if requested by the Company, an opinion of counsel reasonably satisfactory to the Company, to the effect that the Transfer does not fall within sub-clauses (a), (b), (c), (d) or (e) of the definition of the term "Prohibited Transfer" as set forth in **Appendix I**.

(d) Right of First Refusal.

(i) Subject to the provisions of Section 9 below, if any Stockholder (the "Offeror") desires to sell or otherwise dispose of any or all of such Stockholder's Securities (the "Offered Securities") (other than to a Permitted Transferee pursuant to Section 7(b)), the Offeror must have first received a Bona Fide Offer. Upon receipt of a Bona Fide Offer, the Offeror shall deliver a written notice (the "Right of First Refusal Notice") first, to the Company, second, to the Stockholders, other than Stockholders in respect of shares of Nonvoting Common Stock (with shares of Nonvoting Common Stock being disregarded for purposes of this Section 7(d)) (each, a "Non-Transferring Stockholder"), which Right of First Refusal Notice shall include a copy of the Bona Fide Offer, and shall set forth the material terms and conditions regarding such proposed Transfer, including but not limited to, (A) the identity of the proposed transferee, (B) the Stock associated with such Offered Securities, (C) the form and amount of consideration being offered by such proposed transferee for such Offered Securities, (D) the proposed timetable for the consummation of the proposed Transfer, and (E) if such an agreement has been prepared, the form of agreement pursuant to which such Transfer is proposed to be made.

(ii) The Company shall have the primary right, but not the obligation (the "Company Right of First Refusal Option"), to purchase some or all of the Offered Securities at the purchase price set forth in the Bona Fide Offer (the "Purchase Price"). The Company may exercise the Company Right of First Refusal Option by providing written notice (the "Company Right of First Refusal Exercise Notice") to the Offeror within fifteen (15) days after its receipt of the Right of First Refusal Notice (the "Company Right of First Refusal Option Period"), which shall include the number of Offered Securities the Company is electing to purchase. The failure by the Company to deliver to the Company Right of First Refusal Exercise Notice prior to the expiration of the Company Right of First Refusal Option Period shall be deemed an election of the Company not to exercise the Company Right of First Refusal Option. If, at the expiration of the Company Right of First Refusal Option Period, the Company has not exercised the Company Right of First Refusal Option in full, the Company shall notify the Non-Transferring Stockholders in writing of the same (the "Remainder Notice"), and each Non-Transferring Stockholder shall then have the right to purchase such Non-Transferring Stockholder's pro rata portion of the Offered Securities (based on such Non-Transferring Stockholder's Percentage Interest in the Company on a fully diluted basis (but excluding the dilution from any then unissued shares of Common Stock reserved for issuance under the Company's Stock Option Plan)) at the Purchase Price. In the event that the Company elects to exercise the Company Right of First Refusal Option, the Company shall pay the Offeror the Purchase Price for the Offered Securities so purchased in cash on or before the fifteenth (15th) day after the expiration of the Company Right of First Refusal Option Period.

(iii) Stockholders' Right of First Refusal Option. If the Company declines to, or fails to timely, elect to purchase all of the Offered Securities pursuant to Section 7(d)(ii), then the Non-Transferring Stockholders shall have the right, but not the obligation (the "Secondary Right of First Refusal Option"), to purchase some or all of the remaining Offered Securities at the Purchase Price. Any Non-Transferring Stockholder may exercise the Secondary Right of First Refusal Option by providing written notice thereof (the "Secondary Right of First Refusal Exercise Notice") to the Company and the Offeror within ten (10) days after its receipt of the Remainder Notice (the "Secondary Right of First Refusal Option Period"). The failure by a Non-Transferring Stockholder to deliver to the Secondary Right of First Refusal Exercise Notice prior to the expiration of the Secondary Right of First Refusal Option Period shall be deemed an election of such Non-Transferring Stockholder not to exercise the Secondary Right of First Refusal Option. In the event that a Non-Transferring Stockholder elects to exercise the Secondary Right of First Refusal Option, such Non-Transferring Stockholder shall pay the Offeror the Purchase Price for the Offered Securities so purchased in cash on or before the fifteenth (15th) day after the expiration of the Secondary Right of First Refusal Option Period (the "Stockholder Notice Period").

(iv) If, at the expiration of the Secondary Right of First Refusal Option Period, less than all of the Offered Securities have been purchased by the Company and the Non-Transferring Stockholders in accordance with this Section 7(d), then the Offeror shall have the right, but not the obligation, subject to compliance with Sections 7(a), (c) and (e), to Transfer the remaining portion of the Offered Securities to the proposed transferee identified in the Right of First Refusal Notice for the Purchase Price and upon the other material terms and conditions set forth in the Right of First Refusal Notice, which right shall be exercisable for a period of sixty (60) days immediately following the expiration of the Secondary Right of First Refusal Option Period. If the Transfer is not consummated within such period in accordance with the terms of this Section 7(d)(iv), then the Offeror shall continue to hold the Offered Securities subject to the provisions of this Agreement, and the provisions of this Section 7(d)(iv) must be satisfied *de novo* before the Offeror can subsequently Transfer the Offered Securities.

(v) In the case of any exercise of any of the Right of First Refusal Options, if the Purchase Price consists of, or includes, non-cash consideration, (A) the fair market value of such non-cash consideration shall be determined pursuant to this Section 7(d)(v), (B) the Company Right of First Refusal Option Period shall not commence until the fair market value of such non-cash consideration has been so determined, and (C) the Company and/or the Non-Transferring Stockholders, as applicable, shall have the right to pay the Offeror a cash amount (in lieu of delivering such non-cash consideration) equal to the ratable portion of the fair market value of such non-cash consideration attributable to the Purchase Price. In the event that the consideration offered by a proposed transferee in a Bona Fide Offer consists, in whole or in part, of non-cash consideration, the fair market value of such non-cash consideration shall be determined by the Offeror in its good faith reasonable discretion, and shall be set forth in the Right of First Refusal Notice. If the Company, based upon its good faith reasonable belief, objects to such fair market value determination, then (i) within ten (10) days after the Company's receipt of the Right of First Refusal Notice, the Company shall provide a written statement to the Offeror stating such objection and stating the Company's determination of the fair market value of such non-cash consideration in its good faith reasonable discretion and (ii) unless the Offeror and the Company otherwise agree within five (5) days after the Company delivers such written statement, the fair market value of such non-cash consideration shall be determined in writing by a duly qualified independent appraiser having a minimum of five (5) years of experience in making similar appraisals (the "Qualified Appraiser") selected jointly by the Company and the Offeror. In the event that such parties cannot agree on a Qualified Appraiser, each such party shall select one (1) Qualified Appraiser and such Qualified Appraisers shall jointly select a third Qualified Appraiser, which third Qualified Appraiser shall serve as the Qualified Appraiser appointed for purposes of the fair market value determination. The Qualified Appraiser appointed hereunder shall prepare and deliver to each of the Offeror and the Company a written appraisal of the fair market value of the non-cash consideration as of the date of the Right of First Refusal Notice. The fees and expenses of the Qualified Appraiser acting under this Section 7(d)(v) shall be allocated between the Offeror and the Company based upon the percentage which the portion of the contested amount not awarded to each such party bears to the amount actually contested by such party. The fair market value determination of the Qualified Appraiser shall be binding on all parties exercising their respective rights under this Section 7(d).

(vi) The Company and each Stockholder hereby acknowledges that time is of the essence with respect to the determination of the fair market value of any non-cash consideration pursuant to Section 7(d)(v), and hereby agrees to cooperate fully with the other parties and to take all necessary and advisable actions in order to facilitate the determination of such fair market value in an expeditious and timely manner, including without limitation, by executing additional instruments, documents and agreements as may be reasonably necessary to facilitate the determination of such fair market value.

(vii) Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 7(d) may be waived in accordance with Section 22(b) hereof.

(e) Tag-Along Rights.

(i) Subject to the provisions of Section 9, in the event that (A) any Offeror desires to Transfer any Offered Securities (other than a Permitted Transfer, which shall be exempt from the requirements of this Section 7(e)), (B) the Company and the Stockholders have not elected to purchase such Offered Securities in accordance with Section 7(d) above, and (C) the Offered Securities amount to more than ten percent (10%) of the then-issued and outstanding Securities of the Company, then, such Offeror shall deliver a written notice (the "Tag-Along Notice") to each Stockholder, other than Stockholders in respect of shares of Nonvoting Common Stock (with shares of Nonvoting Common Stock being disregarded for purposes of this Section 7(e)), no later than three (3) days after the expiration of the Secondary Right of First Refusal Option Period. The Tag-Along Notice shall include all of the information previously included in the Right of First Refusal Notice. Each Stockholder shall have the right to elect to participate in the proposed Transfer, upon the terms and conditions set forth in the Tag-Along Notice, by delivering written notice (the "Tag-Along Exercise Notice") of such election to the Offeror within fifteen (15) days after the Tag-Along Notice is delivered to such Stockholder (such fifteen (15)-day period, the "Tag-Along Option Period"). Each Stockholder shall be entitled, but is not required, to sell to the prospective transferee, on substantially the same terms and conditions as the Offeror, all or any of such Stockholder's Stock equal to the product of (x) the aggregate number of shares of Offered Securities subject to the proposed Transfer, multiplied by (y) a fraction, the numerator of which is the number of shares of Stock owned by such Stockholder immediately before consummation of the proposed Transfer and the denominator of which is the total number of shares of Stock outstanding as of the date of the Tag-Along Notice. Each Stockholder that exercises its right to sell any portion of its Stock pursuant to this Section 7(e) agrees to timely take all such other actions as the Company reasonably requests in connection with such proposed Transfer, and to make representations and warranties and agree to covenants and indemnities that are substantially similar to those made by the Offeror in connection with such Transfer.

(ii) Failure by a Stockholder to deliver to the Offeror the Tag-Along Exercise Notice prior to the expiration of the Tag-Along Option Period shall be deemed an election of such Stockholder not to participate in the proposed Transfer. To the extent that any prospective transferee refuses to purchase Stock from any Stockholder pursuant to this Section 7(e), the Offeror shall not sell any Offered Securities to such prospective transferee unless and until, simultaneously with such sale, the Offeror purchases such Stock from such Stockholder(s) for substantially the same consideration and on substantially the same terms and conditions as set forth in the Tag-Along Notice.

(iii) If the Company and the Stockholders have not exercised their rights to purchase the Offered Securities within the Secondary Right of First Refusal Option Period specified in Section 7(d) and the Stockholders have not exercised their Tag-Along Rights within the Tag-Along Option Period specified in this Section 7(e), the Offeror shall have a period of ninety (90) days following the expiration of the Tag-Along Option Period in which to sell the Offered Securities to the prospective purchaser identified in the Tag-Along Notice upon terms and conditions (including the offer price) no more favorable than those specified in the Tag-Along Notice. In the event the Offeror does not consummate the Transfer of the Offered Securities within this ninety (90)-day period, (A) the Offeror shall, if applicable, promptly return to each applicable Stockholders any certificates and other applicable instruments representing the Securities that such Stockholders delivered for Transfer pursuant to Section 7(e) and any other documents in the possession of the Offeror executed by the participating Stockholders in connection with the proposed Transfer, and (B) all the restrictions on Transfer contained in this Agreement or otherwise applicable at such time with respect to such Offered Securities shall continue in effect, it being understood that the Company's Right of First Offer Refusal and the Stockholder's Tag-Along Rights shall continue to be applicable to any subsequent proposed Transfer of the Offered Securities by the Offeror until such right lapses in accordance with the terms of this Agreement. Furthermore, the exercise or non-exercise of the rights of the Company and/or its designees to purchase the Offered Securities from the Offeror under Section 7(d) or the exercise or non-exercise of the rights of the Stockholders to participate in the Transfer of the Offered Securities with the Offeror under Section 7(e), as applicable, shall not adversely affect the Company's or the Stockholders' respective rights to make subsequent purchases from the Offeror of Securities or subsequently participate in sales of Securities by the Offeror.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 7(e) may be waived in accordance with Section 22(b) hereof.

(f) ***Inapplicability to Shares Sold via Reg. CF.*** *Notwithstanding the foregoing or any other provisions of this Agreement to the contrary, any Voting Common Stock issued under Regulation Crowdfunding ("CF Shares") by the Company and directed by StartEngine Capital LLC, a Delaware limited liability company ("StartEngine Capital") and StartEngine Secure LLC, a Delaware limited liability company ("StartEngine Secure"; collectively with StartEngine Capital, "StartEngine"), shall not be bound by the restrictions on transfer set forth in Section 7(a), the Right of First Refusal set forth in Section 7(d) and the Tag-Along Rights set forth in Section 7(e), in each case, with respect to shares offered, sold and transferred on StartEngine Secondary.*

(g) "Market Stand-Off" Agreement.

(i) If requested by the Company or the Company's designated underwriter in connection with the Company's firmly written initial public offering of the Company's Stock (an "IPO"), each Stockholder hereby agrees that such Stockholder shall not sell, transfer, pledge, lend, make any short sale of, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale or otherwise transfer or dispose of (or enter into an agreement to do any of the aforementioned actions) any Securities of the Company held by such Stockholder (other than those included in the registration statement for such IPO) for a period specified by the representative of the underwriters of such IPO (the "Lock Up Period"), not to exceed one hundred eighty (180) calendar days following the effective date of a registration statement of the Company filed under the Securities Act in connection with the IPO (the "IPO Effective Date") (or, if required by such underwriter, such longer period of time as is necessary to enable such underwriter to issue a research report or make a public appearance that relates to an earnings release or announcement by the Company within eighteen (18) days before or after the date that is one hundred eighty (180) days after the IPO Effective Date, but in any event not to exceed two hundred ten (210) days following the IPO Effective Date).

(ii) Each Stockholder agrees to execute and deliver such other agreements as may be requested by the Company or the underwriter that are consistent with the Stockholder's obligations under this Section 7(g) or that are necessary to give further effect thereto. The Company may impose stop-transfer instructions with respect to the Securities subject to the foregoing restriction until the end of the relevant Lock Up Period. Each Stockholder agrees that any transferee of any shares of such Stockholder's Securities shall be bound by this Section 7(g).

(h) Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 7(d) and 7(e) shall not apply to any Stockholder's sale of any Stock to the public in connection with an IPO.

Section 8. Other Provisions Relating to Transfer.

(a) Involuntary Transfers. Upon the Involuntary Transfer of Securities held by any Stockholder, such Stockholder shall promptly (but in no event later than two (2) days after such Involuntary Transfer) furnish written notice to the Company stating that such Involuntary Transfer has occurred, specifying the name of the Involuntary Transferee and giving a detailed description of the circumstances giving rise to and the legal basis for the Involuntary Transfer (the "Involuntary Transfer Notice"). The Involuntary Transfer shall be void unless the Involuntary Transferee (i) agrees in writing to be bound by the terms of this Agreement, (ii) causes such Involuntary Transferee's spouse to execute a spousal waiver in the form of **Exhibit A**, if such Involuntary Transferee is a natural person and a resident of a state with a community or marital property system, and (iii) delivers such written agreement and spousal waiver (if applicable) to the Company at its address specified in Section 19. Such Involuntary Transferee shall, upon satisfaction of the foregoing conditions and acquisition of the transferred Securities, be deemed a Stockholder under this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, at any time within ninety (90) days after the date on which the Company receives the Involuntary Transfer Notice, or, if no such Involuntary Transfer Notice is received, then within ninety (90) days after the date on which the Company becomes aware of such Involuntary Transfer, the Company shall have the right to purchase, and, if exercised, the Involuntary Transferee shall have the obligation to sell, all such Securities acquired by the Involuntary Transferee as a result of the Involuntary Transfer for a purchase price equal to the lesser of (i) the Fair Market Value of such Securities as of the fifth (5th) business day prior to the date of the Company's purchase, and (ii) where applicable, the amount of the indebtedness or other liability that gave rise to the Involuntary Transfer plus the excess, if any, of the Original Cost of such Securities over the amount of such indebtedness or other liability.

(b) Legends; Securities Law Compliance. Each certificate representing Stock owned by the Stockholders shall bear legends in substantially the following form:

(i) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS (i) (A) SUCH DISPOSITION IS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (B) THE HOLDER HEREOF HAS DELIVERED TO THE COMPANY AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT SUCH DISPOSITION IS EXEMPT FROM THE PROVISIONS OF SECTION 5 OF SUCH ACT, OR (C) A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION, REASONABLY SATISFACTORY TO COUNSEL FOR THE COMPANY, HAS BEEN OBTAINED WITH RESPECT TO SUCH DISPOSITION, (ii) SUCH DISPOSITION IS PURSUANT TO REGISTRATION UNDER ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION THEREFROM, AND (iii) THE TRANSFEREE HAS AGREED IN WRITING TO BE BOUND BY THE TERMS OF THE COMPANY'S STOCKHOLDERS' AGREEMENT, DATED AS OF FEBRUARY 2, 2024, AS AMENDED AND/OR RESTATED FROM TIME TO TIME."

(ii) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO TRANSFER, VOTING AND OTHER RESTRICTIONS, INCLUDING WITHOUT LIMITATION, RIGHTS OF FIRST REFUSAL, TAG ALONG RIGHTS AND DRAG-ALONG RIGHTS, SET FORTH IN THAT CERTAIN STOCKHOLDERS' AGREEMENT, DATED AS OF FEBRUARY 2, 2024, AS AMENDED AND/OR RESTATED FROM TIME TO TIME, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY."

In addition, certificates representing Stock shall bear any legends required by applicable state law. In the event any Stock is subject to an effective registration statement filed with the SEC in accordance with Section 5 of the Securities Act, and such Stock has been sold pursuant to such registration statement or pursuant to Rule 144 under the Securities Act, then, in either case, the holder of such Stock shall be entitled to exchange the certificate representing such Stock for a certificate not bearing the legend required by subclause (i) of this Section 8(b). If any Stock ceases to be subject to this Agreement, the holder of such Stock shall be entitled to exchange the certificate representing such Stock for a certificate not bearing the legend required by subclause (ii) of this Section 8(b). Each Stockholder agrees that, in addition to complying with the restrictions on transfer set forth elsewhere in this Agreement, such Stockholder will not directly or indirectly Transfer any Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of any Stock) in violation of the Securities Act, applicable state securities or "blue sky" laws or any rules or regulations promulgated under any of the foregoing, and such Stockholder will not Transfer any Stock unless the conditions set forth in the legend required by clause (i) of this Section 8(b) have been satisfied; provided, however, that the Company will not require a legal opinion or "no action" letter (A) in any transaction conducted in compliance with Rule 144 or (B) in any transaction in which such Stockholder distributes Stock to an Affiliate of such Stockholder for no consideration.

(c) Transfers in Violation of Agreement. Any Transfer or attempted Transfer of any Securities in violation of this Agreement shall be void, no such Transfer shall be recorded on the Company's books and the purported transferee in any such Transfer (including, without limitation, an Involuntary Transferee that does not agree in writing to be bound by this Agreement as required by Section 8(a)) shall not be treated (and the purported transferor shall be treated) as the owner of such Securities for all purposes.

(d) Agreement on File at Company. A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company.

Section 9. Drag-Along Rights.

(a) Participation. If at any time (i) the Board and (ii) the Stockholders who own greater than fifty percent (50%) of the total then-issued and outstanding shares of Stock, other than shares of Nonvoting Common Stock (with shares of Nonvoting Common Stock being disregarded for purposes of this Section 9) (each, a "Section 9 Seller"), propose a sale of all of their respective Securities of the Company, the Section 9 Sellers may, in their sole and exclusive discretion, require the participation of all of the other Stockholders in such sale, in the manner set forth in this Section 9.

(b) Drag-Along Notice. The Section 9 Sellers shall exercise their rights pursuant to this Section 9 by delivering to the Company a written notice of such proposed sale (a "Drag-Along Notice") no later than twenty (20) days prior to the proposed closing thereof. Such Drag-Along Notice shall make reference to each Stockholder's obligations hereunder and shall describe in reasonable detail (i) the amount of Securities proposed to be sold, (ii) the person or entity to whom such Securities are proposed to be sold (the "Section 9 Buyer"), (iii) the proposed terms and conditions of the sale, including the consideration to be paid, and (iv) the proposed date, time and location of the closing of the sale. The Company, at the Company's cost, shall deliver the Drag-Along Notice to all Stockholders within fifteen (15) days prior to the proposed closing of such transaction under this Section 9.

(c) Securities to be Sold. Subject to the terms of Section 9(a), each Stockholder shall sell, at the same price and on the same terms and conditions in a sale subject to this Section 9, the same proportion of the total number of Securities being sold as (i) the number of Securities then owned by such Stockholder bears to (ii) the total number of Securities then-owned by all Stockholders (in each case, on a fully-diluted basis). Each Stockholder holding Securities other than equity securities (i.e. debt securities) shall exercise an amount of such Securities (to the extent exercisable) as necessary to comply with this Section 9(c) into Stock immediately prior to such sale.

(d) Other Transactions. If the Section 9 Sellers approve a Company Sale (as opposed to a sale of Securities), the other Stockholders shall consent to and shall not object to or exercise any appraisal rights in connection with such merger, consolidation or recapitalization, in line with the spirit of this Section 9 (any such approved transaction, including a sale of Securities, a "Drag-Along Sale").

(e) Cooperation. Each Stockholder shall fully cooperate with the Section 9 Sellers and shall take all necessary actions to effectuate any sale of Securities or Company Sale, including, without limitation, entering into agreements and delivering certificates and instruments, all consistent with agreements being entered into and certificates and instruments being delivered by the Section 9 Sellers; provided, however, that in connection with a Drag-Along Sale, (i) such Stockholder shall only be required to make (A) representations and warranties with respect to such Stockholder's authority, such Stockholder's title to its Securities, the absence of conflicts, and approvals and litigation relating to such Stockholder, and (B) the same representations or warranties with respect to the Company or its business, affairs, assets or liabilities made by the Section 9 Sellers, (ii) such Stockholder shall not be required to indemnify the Section 9 Buyer or any other Person jointly with any other Person, nor to indemnify such Section 9 Buyer or other Person in respect of more than such Stockholder's pro-rata share (based on the number of Securities sold by such Stockholder in the Drag-Along Sale) of any matter relating to a breach of a representation or warranty described in the foregoing subclause (i)(B) or for breaches of representations and warranties made by the Company with respect to itself or its business, affairs, assets or liabilities and (iii) such Stockholder shall not be liable for any indemnification obligations in connection with a Drag-Along Sale in excess of the aggregate amount received by such Stockholder in such Drag-Along Sale. Within five (5) Business Days prior to the proposed closing date of a Drag-Along Sale (the "Section 9 Closing"), each of the Stockholders other than the Section 9 Sellers shall deliver to such Section 9 Sellers a written instrument of Transfer covering the Securities of such Stockholder to be sold in the Drag-Along Sale (the "Drag-Along Securities"), and execute and deliver to the Section 9 Sellers (or their designee(s)) a power of attorney and a letter of transmittal in favor of the Section 9 Sellers (or their designee(s)) in form and substance reasonably satisfactory to the Section 9 Sellers (or their designee(s)) appointing the Section 9 Sellers (or their designee(s)) as the true and lawful attorneys-in-fact and custodians for such Stockholder, with full power of substitution, and authorizing the Section 9 Sellers (or their designee(s)) to execute and deliver a purchase and sale agreement in accordance with the terms of this Section 9 and to take such actions as the Section 9 Sellers (or their designee(s)) may reasonably deem necessary or appropriate to effect the Drag-Along Sale and Transfer of the Drag-Along Securities to the Section 9 Buyer, upon receipt of the purchase price set forth in the Drag-Along Notice at the Section 9 Closing, free and clear of all security interests, liens, claims, encumbrances, options, and voting agreements of whatever nature (other than securities laws restrictions), together with all other documents delivered with such Drag-Along Notice and required to be executed in connection with the Drag-Along Sale pursuant to the Drag-Along Notice. Promptly after the Section 9 Closing, the Section 9 Sellers shall furnish such other evidence of the completion and time of completion of such Drag-Along Sale and the terms thereof as may reasonably be requested by any of the other Stockholders. Each Stockholder shall bear its pro-rata share of expenses borne by the Section 9 Sellers or the Company related to the Drag-Along Sale. For the avoidance of doubt, Transfers of Securities in a Drag-Along Sale by the Stockholders pursuant to and in conformity with this Section 9 shall be permitted for all purposes under this Agreement.

Notwithstanding anything to the contrary in this Agreement, upon the receipt of a Drag-Along Notice, no Stockholder may Transfer any of its Securities other than pursuant to Section 7(b)(i) above until the earlier of (x) such time that the Section 9 Sellers provide written notice to the Company that they have determined not to move forward with the proposed Drag-Along Sale or (y) three (3) months after the date of the Drag-Along Notice.

(f) Appraisal/Dissenter's Rights. Each of the Stockholders shall (i) be present, in person or by proxy, as a holder of shares of voting securities, at all meetings for the vote upon any such proposed Drag-Along Sale (so as to be counted for the purposes of determining the presence of a quorum at such meetings); (ii) vote, or give such Stockholder's written consent with respect to, all shares of Stock held by such Stockholder in favor of such proposed Drag-Along Sale and in opposition of any proposal that could reasonably be expected to delay or impair the consummation of any such proposed Drag-Along Sale; (iii) refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to or in connection with such proposed Drag-Along Sale; (iv) not transfer or deposit any shares of Stock beneficially owned by such Stockholder to or into a voting trust or subject any such shares of Stock to any arrangement or agreement with respect to the voting of such shares of Stock; and (v) take all actions reasonably necessary to consummate the proposed Drag-Along Sale, including, without limitation, amending the Certificate of Incorporation, provided that no Stockholder shall be required to approve an amendment to the Certificate of Incorporation that would adversely impact the liquidation preferences or economic rights of such Stockholder's Stock.

Section 10. **Specific Enforcement**. Each Stockholder acknowledges and agrees that each party to this Agreement may be irreparably damaged in the event any provision of this Agreement is not performed by such Stockholder in accordance with its specific terms or are otherwise breached. Accordingly, each Stockholder agrees that the Company shall be entitled to seek injunctive relief and specific enforcement of any term or provision hereof in any court of competent jurisdiction to prevent and/or remedy any actual or threatened breach(es) of this Agreement by any Stockholder.

Section 11. **Termination**. This Agreement shall be effective as of the Effective Date and shall terminate upon the earlier of (a) the date none of the Stockholders hold any Stock, (b) consummation of a Company Sale, unless, as part of such Company Sale, this Agreement is intended to survive, or (c) the consummation of an IPO (except solely with respect to an IPO, the obligations of the parties set forth in Section 7(g) shall continue to the extent stipulated therein); provided, however, that no Stockholder shall be deprived of any right or relieved of any obligation accruing hereunder prior to such termination.

Section 12. **Preemptive Right of Stockholders**.

(a) Each Stockholder, other than Stockholders in respect of Nonvoting Common Stock (with Nonvoting Common Stock being disregarded for purpose of this Section 12), shall have the right, but not the obligation, to purchase up to such Stockholder's pro-rata share of all Equity Securities that the Board may, from time to time, propose to sell and issue after the Effective Date (in each case, "New Securities"). Any Stockholder's pro-rata share of any New Securities shall equal the product of (x) the number of New Securities proposed to be sold pursuant to such issuance, multiplied by (y) such Stockholder's Percentage Interest immediately prior to such issuance of New Securities. If the Board proposes to issue any New Securities, the Board shall give each Stockholder written notice of its intention (which may be given via email), describing the proposed issuance, and the price, terms and conditions upon which the Company proposes to issue such New Securities (such notice, a "Pro-Rata Notice"). Each Stockholder shall have ten (10) days from the giving of such Pro-Rata Notice to elect to purchase up to such Stockholder's pro-rata share of the New Securities for the price and upon the terms and conditions specified in the Pro-Rata Notice by giving written notice thereof to the Board and stating therein the quantity of New Securities such Stockholder desires to purchase. Notwithstanding anything to the contrary, the defined term "New Securities" shall not include, and the preemptive rights set forth in this Section 12 shall not apply to, any Securities issued or issuable:

(i) to Officers, Directors, employees, consultants, advisors, distributors, manufacturers, spokespeople, brokers, representatives, agents or other business relations of the Company pursuant to any stock option or incentive plans, grant documents or agreements of the Company, in each case, on terms approved by the Board;

(ii) pursuant to a transaction involving the Company and any Stockholder or third party whom the Board, in the Board's sole discretion, determines to be a strategic and/or institutional investor, which may include, without limitation, strategic or institutional investment vehicles;

(iii) pursuant to an acquisition of another entity by the Company by merger, consolidation or similar business combination, or acquisition of all or substantially all of the equity or assets of such entity, which is approved by the Board;

(iv) to equipment lessors, banks, or similar institutional credit financing sources pursuant to plans or arrangements approved by the Board;

(v) to the public pursuant to an IPO; or

(vi) to any Stockholder in respect of, in exchange for, or in substitution for Securities, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

Notwithstanding anything to the contrary set forth in this Agreement, the provisions of this Section 12(a) may be waived in accordance with Section 22(b) hereof. For the avoidance of doubt, the preemptive rights contemplated by this Section 12 need not be offered in advance of the Company's issuance of New Securities to one or more third parties, and may happen concurrently therewith or promptly thereafter, as applicable.

(b) If any Stock or other Securities are issued in respect of, in exchange for, or in substitution for Securities, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise, such Stock or other Securities shall be subject to this Agreement and, if appropriate, all share numbers and percentages specified in this Agreement shall be proportionately adjusted to fairly and equitably preserve, as nearly as practicable, the original rights and obligations of the parties.

(c) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR IN THE CERTIFICATE OF INCORPORATION, OR AS MAY BE REQUIRED BY APPLICABLE LAW, EACH STOCKHOLDER HEREBY ACKNOWLEDGES AND AGREES THAT (I) THE BOARD SHALL HAVE THE POWER, IN ITS SOLE DISCRETION, TO SELL AND ISSUE NEW SECURITIES TO EXISTING STOCKHOLDERS AND OUTSIDE THIRD PARTIES AT ANY TIME AND FROM TIME TO TIME AFTER THE EFFECTIVE DATE, WHICH NEW SECURITIES MAY BE JUNIOR TO, PARI-PASSU WITH OR SENIOR TO ANY EXISTING CLASS OR SERIES OF SECURITIES THEN-OUTSTANDING, AND (II) NO STOCKHOLDER SHALL HAVE ANY APPROVAL OR CONSENT RIGHTS WITH RESPECT THERETO.

Section 13. Beverage Alcohol Regulation.

(a) Upon written request from the Company, each Stockholder shall, promptly deliver to the Company a completed questionnaire in form typical for the application, amendment or maintenance of any beverage alcohol license, permit, waiver, order or authority ("Beverage Alcohol License") from any alcohol licensing authority, including, without limitation, any state or federal department of alcohol and tobacco (or similar agency) empowered to control the manufacture, storage, sale, transportation, or distribution of alcoholic beverages (an "Authority") as may be desired or required by the Company for the operation of its business in any applicable jurisdiction(s). Each Stockholder shall further promptly supply to the Company any such additional or supplemental information as may be requested by the Company or as may be reasonably requested by the Company from time to time. All such questionnaires and additional or supplemental responses, when delivered to the Company, shall be true, accurate and complete in all respects.

(b) In the event that any circumstance or fact regarding any Stockholder (i) impairs (or is reasonably likely to impair) the Company's ability to maintain or obtain any Beverage Alcohol License from any Authority or (ii) reduces or otherwise limits (or is reasonably likely to reduce or otherwise limit) the privileges or scope of any Beverage Alcohol License of the Company, then the Company shall deliver written notice to the impairing Stockholder (the "Impairing Stockholder") of such impairment, together with any remedial actions, if any, suggested by the applicable Authority. The Company and the Impairing Stockholder shall utilize their respective good faith efforts for a period of thirty (30) days to find a mutually agreeable solution or course of action necessary to remedy or remove such impairment. If however, after such thirty (30) day period, no solution to such impairment has been agreed to by both the Company and the Impairing Stockholder, then Company may, at its sole discretion, repurchase all of the Impairing Stockholder's Securities subject to and accordance with the terms and conditions set forth in this Section 13 (the "Call Right") as set forth below:

(i) To exercise the Call Right, the Company shall deliver to the Impairing Stockholder a written notice (the "Call Notice"), stating (i) the description of the applicable impairment, in reasonable detail, (ii) the steps that had been taken, if any, to attempt to achieve a mutually satisfactory remedy or removal of such impairment during the thirty (30) day period referenced above, (iii) the Company's irrevocable exercise of the Call Right, and (iv) the closing date of such Call Right, which shall be no later than the ninetieth (90th) day following the delivery of the Call Notice (the "Call Closing Date").

(ii) Following the delivery of a Call Notice, on the Call Closing Date, the Impairing Stockholder shall sell to the Company and the Company shall purchase from the Impairing Stockholder, all of the Impairing Stockholder's Securities for an amount equal to the book value of the Impairing Stockholder's Securities. In connection with the sale of its Stocks pursuant to the Call Right, the Impairing Stockholder shall deliver any stock certificates, title or other documentary evidence as to the Securities to the Company in a form reasonably acceptable to the Company, and shall warrant and represent that (x) the Impairing Stockholder's Securities are free and clear of all liens and encumbrances; and (y) the delivery of title to the Impairing Stockholder's Securities does not conflict with or violate the provisions of any order, writ, or decree to which the Impairing Stockholder is a party or by which the Impairing Stockholder is bound.

(iii) No delay in delivering any notice, including, without limitation, a Call Notice, or shall act as a waiver of any right, including, without limitation, the Call Right, of the Company hereunder.

Section 14. Representations and Warranties. Each Stockholder represents and warrants to the Company and each of the other Stockholders that:

(a) Power and Authority. Such Stockholder has the power, authority and capacity (or, in the case of any Stockholder that is an entity, power and authority) to execute, deliver and perform this Agreement.

(b) Due Authorization. In the case of a Stockholder that is an entity, the execution, delivery and performance of this Agreement by such Stockholder has been duly and validly authorized and approved by all necessary corporate, limited liability company, or limited partnership action, as the case may be.

(c) Execution and Delivery. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and legally binding obligation of such Stockholder.

(d) No Conflict. The execution, delivery and performance of this Agreement by such Stockholder does not and will not conflict with, violate the terms of or result in the acceleration of any obligation under (i) any material contract, commitment or other material instrument to which such Stockholder is a party or by which such Stockholder is bound, or (ii) in the case of a Stockholder that is an entity, such entity's organizational and governance documents, as the case may be.

(e) Bad Actor. Such Stockholder is not subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii) promulgated under the Securities Act. If this representation and warranty becomes inaccurate, incomplete or changes in any way while such Stockholder holds any Securities of the Company, such Stockholder shall promptly advise the Company to that effect and shall furnish any information that may be requested by the Company or is otherwise appropriate as a result of any development, passage of time and any new relationships that may develop in the future.

(f) Beverage Alcohol Disqualification. There is no fact or circumstance regarding such Stockholder that would impair (or be reasonably likely to impair) the Company's ability to maintain or obtain any Beverage Alcohol License from any Authority or (ii) reduce or otherwise limit (or is reasonably likely to reduce or otherwise limit) the privileges or scope of any Beverage Alcohol License of the

Company. If this representation and warranty becomes inaccurate, incomplete or changes in any way while such Stockholder holds any Securities of the Company, such Stockholder shall promptly advise the Company to that effect and shall furnish any information that may be requested by the Company or is otherwise appropriate as a result of any development, passage of time and any new relationships that may develop in the future.

(g) No Representations. Except as specifically provided herein in relation to this Agreement, or the other documents being executed by the Company and delivered to the Stockholders in connection therewith, no representations have been made to any Stockholder by the Company, the Founder, the Board, any other Stockholder or any of their respective Affiliates, officers, directors, shareholders, members, partners, employees, agents, attorneys, assigns, trustees or beneficiaries regarding:

(i) any matter in relation to the assets, liabilities, income, expenses or contemplated businesses of the Company or its subsidiaries or any other aspects of the Company or its subsidiaries and/or transactions in regard to any of the foregoing that have been consummated or agreed to, or are being negotiated or planned or if such representations were made, they have not been relied on by the Stockholder in entering into this Agreement;

(ii) whether the Company (and/or its subsidiaries) will be able to obtain financing or any additional financing; or

(iii) the tax consequences of an investment in the Company and the Stockholder has relied on its own professionals to determine the tax consequences to such Stockholder of an investment in the Company, and each Stockholder hereby covenants, acknowledges and agrees that any tax liability arising from such Stockholder's investment in the Company and/or from the Company's issuance of Stock, options or other equity securities to any Stockholder, in each case, shall be the sole responsibility of that Stockholder.

(h) Tax Consequences. Such Stockholder understands that such Stockholder may have taxable income as a result of an investment in the Company but such Stockholder will not receive any monetary compensation from the Company to fund the payment of any tax liability resulting from such taxable income.

(i) Access to Information. Such Stockholder has been represented by qualified independent counsel in reviewing this Agreement and otherwise in determining whether to enter into this Agreement and has had the opportunity to review all records, documents or agreements relating to the Company (and/or its subsidiaries) and/or to have said records, documents or agreements reviewed by such Stockholder's representatives, and to the extent the Stockholder did not do so, it was the Stockholder's own decision not to do so. The Stockholder is entering into this Agreement based on the Stockholder's own knowledge, study and analysis, rather than based on any representations made by the Company, the Board, any other Stockholder or any of their respective Affiliates, officers, directors, shareholders, members, partners, employees, agents, attorneys, assigns, trustees or beneficiaries. If and to the extent that all material facts have not been disclosed to the Stockholder, the Stockholder waives the providing of such disclosures and is nevertheless entering into this Agreement.

(j) Additional Issuances. The Stockholder acknowledges that the Company has the right to issue additional shares of Stock and/or other Securities of the Company to existing and new Stockholders, which will result in a reduction in each Stockholder's Percentage Interest.

(k) Accredited Investor. The Stockholder is (1) an "accredited investor" as defined in the Securities Act and has knowledge, sophistication and experience in financial and business matters such that it is capable of evaluating the merits and risks of receiving and owning its Stock and is able to bear the economic risk of such ownership, or (2) an employee, consultant or service provider to the Company in accordance with Rule 701 promulgated under the Securities Act.

(l) United States Person. The Stockholder is a United States Person (as such term is defined for purposes of Regulation S under the Securities Act and Section 7701(a)(30) of the Internal Revenue Code (the "Code")) and Code Section 7701(a)(30), or if such Stockholder is not a "United States Person" for purposes of the Securities Act or the Code, the Stockholder has satisfied itself as to the full observance of the laws of its jurisdiction in connection with its receipt of Stock, including, without limitation, any and all (1) foreign exchange restrictions applicable to the ownership of the Stock, (2) governmental or other consents that may need to be obtained and (3) income tax and other tax consequences, if any, that may be relevant to the Stockholder's ownership of the Stock.

(m) Restrictions on Transfer. The Stockholder has been advised that the Stock may not be sold, assigned or otherwise transferred except in compliance with this Agreement and as such, the Stockholder must bear the economic risk of the Stock for an indefinite period of time.

(n) No Distribution. The Stockholder agrees that its Stock shall be held for investment purposes only and not with a view to or for sale, and it has no present intention of selling, granting a participation in, or otherwise distributing such Stock (except as permitted hereunder).

(o) Securities Laws. The Stockholder acknowledges that the Stock have not been registered under the Securities Act or any state securities laws and may not be resold or transferred without appropriate registration or the availability of an exemption from such requirements. The Stockholder further understands that the provisions of Rule 144 promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Act ("Rule 144"), other than as specifically set forth herein, will not be available for the sale of the Stock and that hence, any disposition of the Stock may require compliance with such other exemption as may be available under the Securities Act; and that the Company is under no obligation to take any action in furtherance of making Rule 144 or any exemption available, and in view of the foregoing, the Stockholder may be required to hold the Stock purchased by the Stockholder indefinitely and, therefore, may be unable to liquidate the Stock in case of an emergency.

(p) Acknowledgement of Investment Risks. The Stockholder understands that owning the Stock is speculative and involves a high degree of risk of loss and the Stockholder has sufficient liquid assets to carry the Stock owned by the Stockholder for in an indefinite period of time.

Section 15. Basic Financial Information and Reporting.

(a) Accounts and Accounting. The Company will maintain true books and records of account in which full and correct entries will be made of all its business transactions.

(b) Financial Records. Each Stockholder, other than Stockholders in respect of shares of Nonvoting Common Stock (with shares of Nonvoting Common Stock being disregarded for purposes of this Section 15(b)), who then maintains a Percentage Interest equal to, or greater than, five percent (5%), may request in writing that the Board provide such Stockholder with copies of the Company's (i) unaudited annual financial statements, and (ii) unaudited quarterly operating reports and financial statements, and, in either case, the Board shall provide the same to such Stockholder within a reasonable time following the Board's receipt of such written request, unless the Board reasonably determines that such Stockholder is (or is working for) a competitor of the Company or otherwise lacks a proper purpose as set forth in Section 15(c). Notwithstanding the foregoing, the Company shall not be obligated under any subsection of this Section 15(b) to provide information that the Board determines in good faith and/or in reliance upon counsel (A) to be a trade secret or other sensitive information or (B) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel, and in either case the Company may redact such information.

(c) Proper Purpose. Each Stockholder acknowledges and agrees that, subject to applicable law, (i) the Company may withhold access to books and records requested by, or to be provided to, any

Stockholder pursuant to this Section 15, at law or otherwise, if the Board determines in its reasonable, but sole, discretion that such Stockholder lacks a proper purpose for receiving such access; and (ii) the Board's determination of a proper purpose hereunder shall be final and binding on such Stockholder and the Company. For the purposes of this Section 15, "proper purpose" shall mean a purpose reasonably related to such Stockholder's interests as a Stockholder of the Company.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, the rights granted in this Section 15 shall immediately and automatically terminate upon the closing of an IPO.

Section 16. Proprietary Information; Confidentiality.

(a) Proprietary Information. Each Stockholder acknowledges and agrees that it may receive or become aware of certain Information of the Company which is proprietary or confidential in nature, including, without limitation, any and all Information related to (i) marketing and customer data (including, but not limited to, the identity of customers and customer contact information lists); (ii) business or financial data, tax returns, financial statements, projections, business, strategic or marketing plans, market studies or analyses, prospectuses; (iii) cost and expense information, pricing and discount information, gross or net profit margins or analyses; (iv) trade secrets, secret or proprietary processes, recipes and formulae; (v) codes, designs, programs, processes, techniques, databases and Internet web-page designs; (vi) terms, conditions, provisions or obligations of any contracts or agreements to which the Company is a party; (vii) personnel data; (viii) other non-public information concerning the business of the Company; or (ix) any other information the disclosure of which might harm or destroy the competitive advantage of the Company (all of the foregoing shall hereinafter be referred to as the "Proprietary Information"). For purposes of this Section 16(a), "Information" means and includes any data or information of the Company, including, without limitation, data or information in the form of (A) any written information or instrument such as reports, documents, books, notebooks, memoranda, templates, models charts or graphs; (B) computer disks, CD-ROM, files, electronic mail (email) or other mechanical or electronic media; (C) oral statements, representations or presentations; (D) audio, visual or audio-visual materials or presentations, including audiotapes, videocassettes, laser discs, CDs or electronic or digital audio files; and (E) any other documentary, written, magnetic or other permanent or semi-permanent form. Notwithstanding the foregoing, Proprietary Information shall not include any information which (1) a Stockholder obtains other than as a result of being a Stockholder, (2) is generally known, generally available in the public domain, (3) is required to be disclosed in the context of any governmental, administrative or judicial proceeding, or (4) is required to be disclosed by legal process, law or any governmental, administrative or regulatory authority. Each Stockholder acknowledges, covenants and agrees that, unless otherwise explicitly agreed pursuant to a separate written agreement made by and between the Company and any Stockholder, all Proprietary Information shall be the sole property of the Company and no Stockholder shall have, and no Stockholder shall acquire, any right, title or interest of any kind or nature whatsoever in or to the Proprietary Information.

(b) Confidentiality. Each Stockholder agrees that it shall not, directly or indirectly, disclose the terms of this Agreement or any Proprietary Information or any other confidential information of the Company to any third party other than such Stockholder's attorneys, accountants, and financial advisors so long as such Persons are advised of and bound by the confidentiality provisions of this Section 16. Each Stockholder further agrees that it shall not copy or use any Proprietary Information, or publish any Proprietary Information, in each case, except for the sole purpose of fulfilling such Stockholder's obligations to the Company under the Organizational Documents or as otherwise pre-authorized by the Company in writing.

(c) Non-Disparagement. Each Stockholder hereby covenants and agrees that, while such Stockholder owns Securities of the Company and at all times thereafter, it shall not, directly or indirectly, disparage, criticize, defame, slander or otherwise make any negative statements or communications regarding the Company or its products, or any of the other Stockholders, or any of their respective Affiliates, including, without limitation, any of their respective past and present investors, Officers, Directors, or employees.

(d) Equitable Relief. Each Stockholder hereby acknowledges and agrees that a breach by such Stockholder of its covenants and obligations under this Section 16 is likely to cause irreparable harm and significant injury to the Company which could be difficult to limit or quantify. Accordingly, each Stockholder agrees that the Company shall have the right to seek an injunctive relief, specific performance or any other equitable relief to prevent or remedy any such breach, in any court of competent jurisdiction without proving actual damages or posting any bond or security therefor, in addition to any other remedies that may be available to the Company or the Stockholders under this Agreement, at law or in equity.

Section 17. Power of Attorney.

(a) Appointment; Power. Each Stockholder hereby irrevocably makes, constitutes and appoints the Board and the liquidating trustee, if any, in such capacity as liquidating trustee for so long as it acts as such (each such Person, the "Attorney"), as such Stockholder's true and lawful agent and attorney-in-fact, with full power of substitution, and with full power and authority to act in such Stockholder's name and on such Stockholder's behalf, to make, execute, deliver, swear to, acknowledge, file and record: (i) copies of this Agreement, and any amendment, modification or change to this Agreement adopted as herein provided; (ii) the Certificate of Incorporation, the Bylaws and any and all amendments thereto required or permitted by law or the provisions of this Agreement; (iii) all certificates and other instruments deemed necessary by the Attorney to carry out the provisions of this Agreement or applicable law; (iv) all agreements, instruments of transfer, certificates and other documents deemed necessary or desirable by the Board in connection with a sale of the Company as provided in Section 9 and consistent with the terms and conditions thereof; (v) all conveyances and other instruments or documents deemed necessary by the Attorney to effect the dissolution or termination of the Company, including a certificate of dissolution; (vi) any certificate of fictitious name, if required by law, for the Company; and (vii) such other certificates or instruments as may be required under the laws of the State of Delaware or any other jurisdiction, or by any governmental body or administrative or regulatory agency, as the Attorney may deem necessary or advisable.

(b) Nature of Power. The power of attorney granted herein:

(i) is coupled with an interest, shall be irrevocable and shall survive and shall not be affected by any subsequent incapacity of any Stockholder;

(ii) may be exercised by the Attorney, either by signing separately as attorney-in-fact for each Stockholder or by a single signature of the Attorney, acting as attorney-in-fact for all of the Stockholders; and

(iii) shall survive the Transfer or assignment by a Stockholder of all or any portion of its Stock.

(c) Further Documents. Each Stockholder shall execute and deliver to the Company all such further designations, powers-of-attorney and other instruments as the Board reasonably deems necessary to carry out the terms of this Agreement, in each case, within fifteen (15) days after such Stockholder's receipt of the Board's request therefor.

Section 18. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things, including, without limitation, voting its Securities, and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto may reasonably request in order to carry out the intent and purposes of this Agreement, including, without limitation, the intent and purposes of Section 9.

Section 19. **Notices**. Except as otherwise provided in this Agreement, all notices, requests, claims, waivers, demands and other communications required hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by email, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the addresses set forth in this Section 19 (or at such other address for a party as such party may specify from time to time in a notice given in accordance with this Section 19). Notice shall be deemed given, received, and effective on: (i) if given by personal delivery or internationally recognized courier service, the date of actual receipt by the receiving party, or if delivery is refused, on the date delivery was first attempted; (ii) if given by certified mail, the third day after being so mailed, if posted with the United States Postal Service; and (iii) if given by email, the date on which the email is transmitted, if such email is transmitted during the transmitter's normal business hours, or at the beginning of the next Business Day after transmission, if such email is transmitted outside of the transmitter's normal business hours. Any party may change its address to which notice is to be given to it by giving notice of such change of address as provided in this Section 19. The inability to deliver notice because of a changed address for which no notice was given shall be deemed to be receipt of the notice as of the date such attempt was first made. A party's authorized counsel may deliver any notice on such party's behalf.

If to the Company:

Kamoti Inc.
234 16th Street, 4th Floor
Jersey City, New Jersey 07310
Attn: Dylan Fusco
Email: dylan@kamoti.com

with a required copy to:

Giannuzzi Lewendon, LLP
411 West 14th Street, 4th Floor
New York, NY 10014
Attn: Anthony Iuzzolino, Esq.
Email: anthony@gllaw.us

If to any Stockholder, to the address of record for such Stockholder as recorded in the Company's records.

Section 20. **Representation by Counsel; Interpretation**. Each party to this Agreement acknowledges and agrees that it has had an adequate opportunity to consult with counsel in connection with such party's review and execution of this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived by each party hereto.

Section 21. **Arbitration: Governing Law, etc.**

(a) Arbitration. Upon the occurrence of any dispute or disagreement between the parties hereto arising out of or in connection with any term or provision of this Agreement, the subject matter hereof, or the interpretation or enforcement hereof (a "Dispute"), the parties shall engage in informal, good faith discussions and attempt to resolve the Dispute. If the parties are unable to resolve the Dispute, then the parties shall submit the Dispute to confidential, final and binding arbitration in New York, New York administered by JAMS, or its successor, in accordance with the rules and procedures of JAMS then in effect and this Section 21. For purposes of this Agreement, the definition of "Disputes" shall include, without limitation, disputes about the validity, interpretation or effect of this Agreement, and alleged violations of it. The parties hereto agree that all Disputes submitted to arbitration in accordance with this Agreement shall be decided by one neutral arbitrator selected in accordance with JAMS procedures. The parties hereto shall cooperate with JAMS and with one another in selecting such arbitrator and in scheduling the arbitration proceedings in accordance with applicable JAMS procedures. The arbitration shall be conducted in accordance with the JAMS Comprehensive Rules, except that the parties hereto agree that each party shall have the same rights and obligations with respect to discovery as such party would have under the then-current Federal Rules of Evidence. Any party hereto may commence the arbitration process called for in this Agreement by filing a written demand for arbitration with JAMS, with a copy to the other parties.

The parties hereto agree that they will participate in the arbitration in good faith, and that they shall share equally in all administrative costs and arbitrators' fees associated with the arbitration. Each party will bear its own attorneys' fees and costs associated with the arbitration, unless the other party is ordered to pay such reasonable costs and expenses. The arbitrator shall apply Delaware law without reference to conflicts or choice of law principles. The arbitrator may not modify or change this Agreement in any way, unless any provision is found to be unenforceable, in which case the arbitrator may sever it in accordance with the terms of Section 21(c) hereof. Any award issued as a result of such arbitration shall be in writing with sufficient detail and explanation to allow for such meaningful judicial review to the fullest extent as permitted by law, and shall be final and binding between the parties thereto and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. The parties hereto understand that, by entering into this Agreement, they each are waiving their respective rights to have any Dispute adjudicated by a court or by a jury.

(b) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard for conflicts or choice of law rules or principles.

(c) Severability. If any term of this Agreement is found to be invalid, illegal or unenforceable under public policy, all other terms and provisions of this Agreement shall remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon any such determination that any term is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible

(d) Remedies. The Company and the Stockholders agree that money damages and other remedies at law may not be sufficient or adequate remedies for any breach or violation of, or a default under, this Agreement. Thus, in addition to all other remedies available to them, each party shall be entitled to injunctive relief to prevent or remedy any actual or threatened breach, violation or default of any term hereof, and to any other equitable relief, including, without limitation, specific performance, without posting a bond or other security or proving actual damages.

Section 22. Entire Agreement; Amendments and Waivers.

(a) Entire Agreement. This Agreement, together with all Exhibits attached hereto, and the other Organizational Documents, constitutes the entire agreement and understanding of the parties hereto with respect to the matters referred to herein and therein. The undersigned parties hereby agree that, effective upon the Effective Date, this Agreement shall amend, restate and replace any and all prior agreements with respect to each of the matters set forth in this Agreement, including, without limitation, the LLC Articles, the Operating Agreement and any other governance documents of the Company. In the event of any conflict or inconsistency between the terms of this Agreement and any other agreement entered into by and between the Company and any Stockholder (including, without limitation, any other Organizational Document or any stock purchase agreement), the terms of this Agreement shall govern and control. Notwithstanding the foregoing, the Board may from time to time enter into letter agreements or other similar agreements (each, a "Side Letter") with one (1) or more Stockholders that alter, modify, change or supplement the terms of the Stock held by such Stockholder. Side Letters may provide such Stockholder with additional or different rights than the other Stockholders. Except as otherwise required by any particular Side Letter, the Company is not required to notify any of the other Stockholders of any such Side Letters or any of the rights and/or terms or provisions thereof, nor is the Company required to offer such additional or different rights or terms to any of the other Stockholders.

(b) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Board and (ii) the Stockholders who own greater than fifty percent (50%) of the total issued and outstanding Stock, other than Nonvoting Common Stock (with Nonvoting Common Stock being disregarded for purposes of this Section 22(b)); provided, however, an amendment to this Agreement which has a disproportionately adverse effect on any Stockholder vis-à-vis the other Stockholders shall not be made without the written agreement of such Stockholder.

(c) Notwithstanding Section 22(b), this Agreement may be amended from time to time by a majority of the Board without the consent of the Stockholders of the Company who own greater than fifty percent (50%) of the total issued and outstanding Stock to (i) correct any printing, stenographic, clerical or other minor errors or omissions or (ii) admit or withdraw one or more additional Stockholders in accordance with the terms of this Agreement.

Section 23. Successors and Assigns; No Third Party Beneficiaries.

(a) Successors and Assigns Generally. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties hereto.

(b) No Third-Party Beneficiaries. Unless otherwise indicated to the contrary, nothing in this Agreement is intended to or shall confer any rights or benefits upon any person other than the parties hereto.

Section 24. Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Section 25. Counterparts. This Agreement may be executed in any number of counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement. Executed counterparts to this Agreement may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g., www.docusign.com) or other electronic or digital transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 26. Indemnification. Each Stockholder hereby agrees to defend, indemnify and hold harmless the Company and other Stockholders, together with any Officer, Director, employee or agent of the Company, for any claims and damages arising from (i) any Transfer or attempted Transfer made by such Stockholder in violation of the terms set forth in this Agreement and (ii) any breach by such Stockholder of any other term, condition or restriction set forth in any Organizational Document of the Company.

Section 27. Joinder to this Agreement. Notwithstanding anything to the contrary contained herein, if the Company issues any additional shares of the Stock after the Effective Date, any recipient of such Stock shall become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed a Stockholder for all purposes hereunder. No action or consent by the then-current Stockholders shall be required for such joinder to this Agreement by such additional Stockholder, so long as such additional Stockholder has agreed in writing to be bound by all of the obligations as a party hereto.

[*Remainder of Page Intentionally Left Blank; Signature Pages to Follow.*]

IN WITNESS WHEREOF, the undersigned has executed this Stockholders' Agreement as of the Effective Date.

COMPANY:

KAMOTI INC.,
a Delaware corporation

By: ________________________________
Dylan Fusco
Chief Executive Officer

STOCKHOLDER SIGNATURE PAGE
TO
STOCKHOLDERS' AGREEMENT
OF
KAMOTI INC.

By executing this signature page in the space provided below, the undersigned hereby agrees to be bound by all the terms and conditions of the Stockholders' Agreement of KAMOTI INC., dated as of February 2, 2024, as the same may be amended and/or restated from time to time.

Date: __________________ ___, 20___

STOCKHOLDER:

Print Name: ________________________

Sign Name: ________________________

Print Signatory Name: ________________________ *(if Stockholder is an entity)*

Print Signatory Title: ________________________ *(if Stockholder is an entity)*

Address: ________________________

____

____

Email: ________________________

EIN/SSN: ________________________

APPENDIX I

DEFINITIONS

"Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person. As used in this definition of the term "Affiliate", "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person by reason of ownership of voting securities, by contract or otherwise.

"Agreement" is defined in the preamble.

"Attorney" is defined in Section 17(a).

"Board" means the board of directors of the Company.

"Bona Fide Offer" means a written offer from any proposed transferee of any Offered Securities that states (a) the form and amount of consideration being offered by such proposed transferee for such Offered Securities, (b) other material terms of the proposed Transfer, and (c) the proposed timetable for the consummation of the proposed Transfer.

"Business Day" means any day other than Saturday, Sunday or any legal holiday observed in the State of Delaware.

"Bylaws" is defined in the recitals.

"Certificate of Conversion" is defined in the recitals.

"Certificate of Incorporation" is defined in the recitals.

"CF Investors" is defined in Section 7(f).

"Common Stock" means the Voting Common Stock and the Nonvoting Common Stock of the Company, par value $0.0001 per share.

"Company" is defined in the preamble.

"Company Right of First Refusal Exercise Notice" is defined in Section 7(d)(ii).

"Company Right of First Refusal Option" is defined in Section 7(d)(ii).

"Company Right of First Refusal Option Period" is defined in Section 7(d)(ii).

"Company Sale" means any of the following transactions: (a) a merger or consolidation in which (i) the Company is a constituent party; or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

"Conversion" is defined in the recitals.

"Director" means a member of the Board.

"Dispute" is defined in Section 21(a).

"Drag-Along Notice" is defined in Section 9(b).

"Drag-Along Sale" is defined in Section 9(d). For the avoidance of doubt, "Drag-Along Sale" means any sale or other transaction contemplated by Section 9(a) or Section 9(d).

"Drag-Along Securities" is defined in Section 9(e).

"Effective Date" is defined in the preamble.

"Encumbrance" means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

"Equity Securities" means the Stock or any other equity security of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, from time to time, or any similar successor federal statute and the rules and regulations thereunder, all as the same shall be in effect from time to time.

"Fair Market Value" means, as of any date, for (a) publicly traded Securities, the average of the daily volume-weighted average price per share of such Securities for each of the ten (10) trading days prior to such date (as reported by Bloomberg Financial L.P. using the VWAP function, or if unavailable, by another authoritative source, or if no other authoritative source is available, based upon the average of the daily closing prices (instead of the daily volume-weighted average prices) for such ten (10) trading days, as reported by Bloomberg Financial L.P. or another authoritative source), and (b) non-publicly traded Securities, the fair market value of such Securities as of such date as determined in good faith by the Board.

"Family Member" means, with respect to a natural person, a spouse, parents, grandparents, aunts, uncles, siblings and descendants of them (including adoptive relationships and stepchildren) and the spouses of all such persons.

"Family or Estate-Planning Transfer" means, with respect to a Stockholder, a transfer of Securities (a) to a trust under which the distribution of Securities may be made only to such Stockholder and/or Family Members of such Stockholder, (b) to a charitable remainder trust, the income from which will be paid to such Stockholder during such Stockholder's life, (c) to a corporation, the stockholders of which consist only of such Stockholder and/or Family Members of such Stockholder, (d) to a partnership or limited liability company, the partners or members of which consist only of such Stockholder and/or Family Members of such Stockholder, or (e) by will or by the laws of interstate succession, to such Stockholder's executors, administrators, testamentary trustees, legatees or beneficiaries, provided, however, that in the case of the foregoing subclauses (a) through (d), such Stockholder has sole control of the referenced entity.

"Founder" means Dylan Fusco.

"Information" is defined in Section 16(a).

"Involuntary Transfer" means any Transfer, other than by voluntary act of a Stockholder, or any proceeding or action by or in which a Stockholder is deprived or divested of any right, title or interest in or to any Securities or any Securities become encumbered, whether or not such Stockholder consents to such proceeding or action, including, without limitation, (a) any seizure under levy of attachment or execution, (b) any foreclosure upon a pledge of, or a security interest in, such Securities, (c) any Transfer in connection with bankruptcy or similar proceedings relating to a Stockholder, (d) any Transfer to a state or to a public officer or agency pursuant to any statute pertaining to escheat or abandoned property, (e) any Transfer in connection with the disposition of the community property interest of such Stockholder's spouse, (f) any Transfer upon the death of such Stockholder, (g) any Transfer occasioned by the incompetence or incapacity of such Stockholder, or (h) any Transfer to a Stockholder's spouse as a result of the termination of the marital relationship. "Involuntary Transferee" shall have a corresponding meaning.

"Involuntary Transfer Notice" is defined in Section 8.

"IPO" is defined in Section 7(g)(i).

"IPO Effective Date" is defined in Section 7(g)(i).

"LLC Articles" is defined in the recitals.

"Lock Up Period" is defined in Section 7(g)(i).

"Member" is defined in the recitals.

"New Securities" is defined in Section 12(a).

"New York LLC" is defined in the recitals.

"Non-Transferring Stockholder" is defined in Section 7(d)(i).

"Nonvoting Common Stock" means the Nonvoting Common Stock of the Company, par value $0.0001 per share.

"Offered Securities" is defined in Section 7(d)(i).

"Offeror" is defined in Section 7(d)(i).

"Officer" means an officer of the Company.

"on a fully-diluted basis" means after giving effect to the conversion into Stock of all outstanding Securities that are or will become convertible into Stock.

"Operating Agreement" is defined in the Recitals.

"Organizational Documents" means this Agreement, the Certificate of Incorporation and the Bylaws.

"Original Cost" means, for any Securities, the original purchase price paid to the Company for such Securities, as reflected in the records of the Company.

"Percentage Interest" except as otherwise provided herein, the "Percentage Interest" of each Stockholder as of any date shall be the percentage equivalent of the fraction that (a) has as its numerator the total number of shares of Stock held by such Stockholder as of such date and (b) has as its denominator the total number of issued and outstanding shares of Stock held by all Stockholders as of such date.

"Permitted Transfer" is defined in Section 7(b)(i).

"Permitted Transferee" is defined in Section 7(b).

"Person" means any individual, corporation, partnership, firm, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization, governmental or regulatory body or other legal entity.

"Pro-Rata Notice" is defined in Section 12(a).

"Prohibited Transfer" means any Transfer of Securities to a Person that (a) would violate any provision of this Agreement, (b) may not be effected without registering the securities involved under the Securities Act, (c) would result in the assets of the Company constituting "plan assets" as such term is defined in the Department of Labor regulations promulgated under the Employer Retirement Income Security Act of 1974, as amended from time to time, (d) would cause the Company to be controlled by or under common control with an "investment company" for purposes of the Investment Company Act of 1940, as amended from time to time, (e) would require any securities of the Company to be registered under the Exchange Act or would cause the Company to be subject to Section 12(g) or Section 16(d) of the Exchange Act, or (f) the Board determines in good faith would result in a change of control under an indenture or credit agreement to which the Company is a party.

"Proprietary Information" is defined in Section 16(a).

"Purchase Price" is defined in Section 7(d)(ii).

"Qualified Appraiser" is defined in Section 7(d)(v).

"Remainder Notice" is defined in Section 7(d)(ii).

"Right of First Refusal Notice" is defined in Section 7(d)(i).

"Rule 144" means Rule 144 promulgated under the Securities Act or any successor or similar rule as may be enacted by the Securities and Exchange Commission from time to time, as in effect from time to time.

"Secondary Right of First Refusal Exercise Notice" is defined in Section 7(d)(iii).

"Secondary Right of First Refusal Option" is defined in Section 7(d)(iii).

"Secondary Right of First Refusal Option Period" is defined in Section 7(d)(iii).

"Section 9 Buyer" is defined in Section 9(b).

"Section 9 Closing" is defined in Section 9(e).

"Section 9 Seller" is defined in Section 9(a).

"Securities" means (a) the Stock or any other equity security of the Company, (b) any security convertible, with or without consideration, into Stock or any other equity security (including any option to purchase such a convertible security), (c) any warrant, option or right to subscribe for or purchase Stock or any other equity security or (d) any security carrying such warrant, option or right.

"Securities Act" means the Securities Act of 1933, as amended, or any successor Federal statute, and the rules and regulations promulgated thereunder in effect at the time. Any reference to a particular section of the Securities Act shall be deemed to include reference to the corresponding section, if any, of any such successor federal statute, and the rules and regulations thereunder.

"Side Letter" is defined in Section 22(a).

"StartEngine" is defined in Section 7(f).

"StartEngine Capital" is defined in Section 7(f).

"StartEngine Primary" means StartEngine Primary, LLC, a Delaware limited liability company.

"StartEngine Secondary" means StartEngine's alternative trading system registered with the SEC and operated by StartEngine Primary, LLC, which allows Stockholders holding CF Shares to offer, sell and transfer such Stockholder's respective CF Shares with other third party users registered on StartEngine Secondary.

"StartEngine Secure" is defined in Section 7(f).

"Stock" means and includes any securities of the Company, the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

"Stockholder" is defined in the preamble.

"Stockholder Notice Period" is defined in Section 7(d)(iii).

"Stock Option Plan" means that certain Kamoti Inc. 2024 Stock Option and Grant Plan, as the same may be amended and/or restated from time to time.

"Tag-Along Exercise Notice" is defined in Section 7(e)(i).

"Tag-Along Notice" is defined in Section 7(e)(i).

"Tag-Along Option Period" is defined in Section 7(e)(i).

"Transfer" is defined in Section 7(a).

"Voting Common Stock" means the Voting Common Stock of the Company, par value $0.0001 per share.

EXHIBIT A

SPOUSAL WAIVER

I, __________________ hereby waive and release any and all equitable or legal claims and rights, actual, inchoate or contingent, which I may acquire with respect to the disposition, voting or control of the Securities subject to the Stockholders' Agreement by and among KAMOTI INC., a Delaware corporation, and its stockholders, as the same shall be amended from time to time, except for rights in respect of the proceeds of any disposition of such Securities.

____

Name: ____________________

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]


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KAMOTI
GREEN TEA SHOT
KAMOTI

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KAMOTI is the first ever bottled premium green and white tea shot. We've sold over 10,000 cases so far and are poised for a huge 2024. Enter your information below to find out more information about the soon to come investment opportunity, and while you think it over, get a round of KAMOTI for you and your friends.

PERFECT SHOTS MAKE PERFECT MOMENTS

Kamoti offers a shot for everyone. As the first premium bottled green tea shot, we're redefining what it means to "chill." No more playing bartender. No more long waits. No more "Shots!" peer pressure. We believe Kamoti is the first shot that grants you license to wind down with uninterrupted fun, chill vibes, and happy people on both sides of the bar. All you need to say is "Kamoti, please."

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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CONNECTICUT



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BECOME AN OWNER OF KAMOTI
KAMOTI®
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.